SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of May 2015

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Lima, Perú, May 07, 2015 – Credicorp (NYSE:BAP) announced its unaudited results for the first quarter of 2015. These results are consolidated according to IFRS standards and are in Nuevos Soles.

First Quarter Results 2015

Credicorp reported net income of S/.804.7 million in 1Q15. This reflects good performance in the main business lines, which reflected the positive effects of fine-tuning efforts displayed in various fronts such as the acquisition of Mibanco and its preparation for the merger with Edyficar; the turnaround of the SME business model; improvement of operating efficiency, restructuring of Grupo Pacifico; and the consolidation of the investment banking business. This result translated into an ROAE and ROAA of 22.8% and 2.3%, respectively.

Although 1Q15’s results include extraordinary and non-recurring income of S/. 107 million (after tax) due to the joint venture (JV) agreement reached between Grupo Pacifico and Banmedica, Credicorp’s profitability, excluding this effect, translated into a solid ROAE and ROAA of 19.9% and 2%, respectively.

The good performance was driven mainly by:

•     Loan-book growth of +2.2% QoQ and +15.9% YoY that represented real growth of +0.5% QoQ and + 10.7% YoY. Despite the economic scenario, the loan-book expansion is in line with our estimate for 1Q, considering the seasonality of loans that reached the best growth dynamics in the second half of each year.

•     Increase of +4.6% QoQ and +27.8% YoY in net interest income despite low growth in interest income from loans.

•     A solid NIM that was situated at 5.75%, 9 bps higher than the 5.66% reported in 4Q14, and 55 bps above the 5.2% observed in 1Q14.

•    The significant increase in non-financial income explained by the non-recurring income from the JV with Banmedica, but also due to growth of +6.7% QoQ and +51.6% YoY in gains on foreign exchange transactions, which represent a core-income item that compensated for the low increase in fee income.

•     Better operating efficiency, which was reflected in an efficiency ratio of 40.7%. This level, which was in line with expectations, fell below the 43.3% posted in 4Q14 and was similar to the 40.8% registered in 1Q14.

•     Improved performance of the insurance business as shown in the reduction of its loss ratio to 56.6% in 1Q15 (vs 63.6% in 4Q14); and the increase in the ratio of underwriting results to net earned premiums that situated at 15.3% in 1Q15 (vs 14.1% in 4Q14). Furthermore, the JV with Banmedica generated a non-recurring and extraordinary income as aforementioned.

•    The income generation was more than enough to compensate the higher cost of risk that increased from 2.19% in 4Q14 to 2.46% in 1Q15, due to a more conservative approach in an economic scenario that was less dynamic than what we expected.

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Credicorp (NYSE: BAP): First Quarter Results 2015

Executive Summary

Credicorp Ltd.		Quarter		Change %
S/. 000	1Q14	4Q14	1Q15	QoQ	YoY
Net Interest income	1,401,724	1,711,398	1,790,784	4.6%	27.8%
Net provisions for loan losses	(364,600)	(437,258)	(502,136)	14.8%	37.7%
Net interest income after net provisions for loan losses	1,037,123	1,274,140	1,288,648	1.14%	24.25%
Non financial income	884,371	865,920	1,099,260	26.9%	24.3%
Insurance services technical result	97,102	103,992	48,997	-52.9%	-49.5%
Medical Services gross margin	20,710	23,467	-	-100.0%	-100.0%
Operating expenses	(1,128,212)	(1,524,644)	(1,295,870)	-15.0%	14.9%
Operating income	911,095	742,875	1,141,036	53.6%	25.2%
Core operating income	833,999	879,515	996,811	13.3%	19.5%
Non core operating income	77,096	(136,640)	144,225	-205.6%	87.1%
Translation results	(1,002)	(1,751)	1,566	-189.4%	-256.3%
Income taxes	(230,815)	(257,220)	(309,431)	20.3%	34.1%
Net income	679,278	483,903	833,171	72.2%	22.7%
Minority Interest	17,154	(11,703)	28,436	-343.0%	65.8%
Net income attributed to Credicorp	662,125	495,606	804,735	62.4%	21.5%
Net income/share (S/.)	8.30	6.21	10.09	62.4%	21.5%
Total loans	70,447,216	79,889,948	81,620,723	2.2%	15.9%
Deposits and obligations	74,533,533	77,160,494	79,142,903	2.6%	6.2%
Net shareholders' equity	11,957,909	13,979,455	14,207,531	1.6%	18.8%
Net interest margin	5.20%	5.66%	5.75%
Return on average shareholders' equity	22.3%	14.5%	22.8%
Return on average total assets	2.2%	1.5%	2.3%
PDL ratio	2.59%	2.51%	2.58%
PDL over 90 days	1.98%	1.78%	1.83%
NPL ratio (1)	3.27%	3.33%	3.40%
Cost of risk (2)	2.07%	2.19%	2.46%
Coverage ratio of PDLs	161.5%	164.7%	164.5%
Coverage of NPLs	128.0%	124.5%	124.8%
Efficiency ratio	40.8%	43.3%	40.7%
Loss ratio (3)	63.0%	63.6%	56.6%
Underwriting result / net premiums earned (3)	13.6%	14.1%	15.3%
Employees	27,324	32,313	32,577

(1) NPLs: Non-performing loans = Past due loans + Refinanced loans. NPL Ratio = NPLs/Total loans.

(2) Annualized net provisions / Total loans.

(3) Considers Grupo Pacífico's figures before eliminations for consolidation to Credicorp.

Credicorp reported net income of S/.804.7 million in 1Q15. This reflects good performance in the main business lines, which reflected the positive effects of fine-tuning efforts displayed in various fronts such as the acquisition of Mibanco and its preparation for the merger with Edyficar; the turnaround of the SME business model; improvement of operating efficiency; restructuring of Grupo Pacifico; and the consolidation of the investment banking businesses. This result translated into an ROAE and ROAA of 22.8% and 2.3%, respectively.

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Although 1Q15’s results include extraordinary and non-recurring income of S/. 107 million (after tax) due to the joint venture agreement reached between Grupo Pacifico and Banmedica, Credicorp’s profitability, excluding this effect, translated into a solid ROAE and ROAA of 19.9% and 2%, respectively.

Credicorp’s NII grew +4.6% QoQ and +27.8% YoY. This was mainly attributable to an increase in interest income on derivatives and securities, and to a lesser extent from interest income on loans. The positive evolution of income was more than enough to offset the interest expense, which in turn grows at a lower pace as an effect of the major use of the funding instruments of the Central Bank. The aforementioned translated into an increase in NIM, which went from 5.66% in 4Q14 to 5.75% in 1Q15. However, it is important to consider that the slight expansion of NIM is based on unsustainable sources and which do not correspond to the core business, but this allowed us to offset the slow growth in interest income on loans, due to the seasonality of this asset in the first half of each year, mainly in the first quarter.

Credicorp’s total loans expanded +2.2% QoQ and +15.9% YoY in accounting balances and +3.9% QoQ and +15.5% YoY in average daily balances. The aforementioned represented an organic growth of +0.5% QoQ and +10.7% YoY in accounting balances and +2.4% QoQ and +10.7% YoY in average daily balance. Moderate growth QoQ was due to seasonality, which characterizes (i) all 4Qs, that register a positive impact of financing loans for Christmas campaigns; and (ii) all 1Qs, which incorporate the effect of payment or amortization of loans issued in the 4Q.

In terms of business segments, Wholesale Banking continued to lead loan expansion (+4.8% QoQ, +20.4% YoY), which was due primarily to medium and long term financing. In Retail Banking (+2.7% QoQ, +11.8%YoY), loan growth was attributable to improvements in the dynamics of the Mortgage, Consumer, and Credit Card segments, which offset the contraction in the SME-Pyme segment, which in turn reflected the seasonality of every 1Q. Mibanco’s loans measured in average daily balances posted a growth (+1.4% QoQ, +x% YoY), similar to BCP Bolivia (+6.5% QoQ, +22.7% YoY) y ASB (+9.4% QoQ +16.8% YoY).

By currency, LC loans grew +6.0% QoQ and +20.2% YoY, in line with higher demand for LC products and with active efforts to dedollarize loans, which began at the end of 2014. The aforementioned compensate the decrease in FC loans (-3.5% QoQ, -x% YoY). At the end of 1Q15, the LC portfolio represented 53.4% of Credicorp’s total loans, which tops the 52.3% reported in 4Q14 and the 51.4% posted in 1Q14. In the banking subsidiaries in Peru, the dedollarization is even more significant as shown in the YoY evolution, therefore in this 1Q15, LC loans represented 53.8% and 93.3% of total loans for BCP and Mibanco, respectively.

Credicorp’s funding cost remained stable QoQ and situated at 1.92% in 1Q15. However, at the banking business level, funding cost decreased from 2.10% in 4Q14 to 2.03% in 1Q15, mainly due to the improvement QoQ in BCP Stand-Alone (1.80% in 1Q15 vs 1.86% 4Q14) and Mibanco (4.18% in 1Q15 vs 4.41% in 4Q14). The aforementioned reduction was due primarily to an increase in the use of BCRP instruments (6% of total funding) as an alternative funding source to term deposits, which contributed significantly to achieve dedollarization goals without affecting NIM.

The loan/deposit ratio at a banking level decreased slightly from 103.4% in 4Q14 vs 102.8% in 1Q15, due to a higher growth rate in deposits (+2.6 % QoQ) vs loans (+2.2% QoQ). In regard to BCP Stand-Alone, L/D ratio drop to 105.7% this Q (vs. 106.1% in the 4Q14 and 1Q14), in terms of L/D ratio by currency, LC ratio posted a 122.4%, while in FC reached 86.9%. The evolution of the LC ratio reflects higher loan growth, which was funded in large part by the use of BCRP instruments, which offer lower costs and easier access in comparison with the cost implied in capturing the volumes needed through LC Time deposits.

In terms of portfolio quality, the PDL ratio and NPL ratio increased slightly (+7 bps) to situate at 2.58% and 3.40%, respectively, at the end of 1Q15. The aforementioned was mainly attributable to an increase in the PDL portfolio in the SME-Pyme, SME-Business, Mortgages and BCP Bolivia business segments. In the case of SME-Pyme, the increase in its PDL ratio reflects not only the maturity of refinanced loans granted in the second half of 2014, but also, the contraction in its loan book, which exacerbated the deterioration of this ratio. The SME-Business’ PDL ratio shows the impact of few large clients that represent isolated cases with a high level of coverage in terms of collateral (above 150%), which minimizes the potential loss. In Mortgages, the higher PDL ratio is still showing the impact of the maturity cycle of MiVivienda portfolio (Government-supported programme) that has reached its peak. In annual terms, the PDL ratio shows a more stable behavior (2.58% in 1Q15 vs 2.59% in 1Q14) and a slight increase of the NPL ratio (3.40% en 1Q15 vs 3.27% en 1Q14), in line with the refinancing efforts displayed in the 2H14.

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The PDL and NPL coverage ratios remained stable at 164.5% and 124.8% respectively due to the 14.9% increase in net provisions for loan losses, which in turn generated a higher cost of risk that went from 2.19% in 4Q to 2.46% in 1Q15.

Non-financial income grew +26.9% QoQ andy +24.3% YoY. This was due primarily to higher net gains from investments on subsidiaries, which reflects the income from the JV agreement between Grupo Pacifico and Banmedica. Net gain on foreign exchange transactions also increased this Q (+6.7%), compensating low growth rate in fee income.

Net earned premiums fell 29% QoQ, and are completely explained by the deduction of EPS’s net earned premiums due to the joint venture. From now onwards, the consolidation of EPS is made through the income line “net gain from investments on subsidiaries”. Nevertheless, the aforementioned reduction was attenuated by the expansion of Pacífico Vida’s net earned premiums and the slight increase of P&C’s.

Net claims fell -36.8% QoQ as a result of the EPS effect explained above. This was accentuated by a decrease in P&C’s net claims, which reflected the initiatives that have been implemented, such as pricing model and reducing exposure in the countryside. However, Pacífico Vida registered higher claims as a result of the reserve required for the disability and survivorship insurance business.

Operating efficiency improved due to a decrease in operating expenses (-15.0% QoQ), which was in turn due to: (i) a decrease in administrative and general expenses due to seasonality in 4Q; and (ii) non-recurring expenses in 4Q. In this context, the efficiency ratio fell from 43.3% to 40.9% QoQ. It is important to notice that this ratio has remained stable on a YoY basis.

Credicorp and subsidiaries

Earnings contribution	Quarter			Change %		ROAE
S/. 000	1Q14	4Q14	1Q15	QoQ	YoY	1Q14	4Q14	1Q15
Banco de Crédito BCP(1)	466,928	441,223	579,135	31.3%	24.0%	22.8%	18.6%	24.2%
Mibanco (2)	27,682	(3,691)	39,784	-	43.7%	18.6%	-3.7%	14.4%
BCB (3)	15,481	14,568	14,326	-1.7%	-7.5%	15.6%	12.5%	11.9%
Pacífico Grupo Asegurador (4)	37,916	54,890	168,048	206.2%	343.2%	9.6%	11.8%	36.4%
Atlantic Security Bank	29,642	21,616	19,734	-8.7%	-33.4%	22.2%	13.9%	12.7%
Prima	38,127	37,086	40,287	8.6%	5.7%	32.3%	26.2%	30.5%
Credicorp Capital (5)	16,323	(53,875)	17,402	132.3%	6.6%	10.3%	-31.1%	5.4%
Otros (6)	73,189	(5,333)	(19,871)	-272.6%	-127.2%	-	-	-
Net income attributable to Credicorp	662,125	495,606	804,735	62.4%	21.5%	22.3%	14.5%	22.8%

(1) Includes Banco de Crédito de Bolivia and Mibanco. 1T15 figure does not include the gain on sale of BCI shares, as it is eliminated in the consolidation to Credicorp.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 96.9% of Mibanco (directly and indirectly). Consolidated results of Mibanco and Edyficar

(3) The figure is lower than the net income of BCB because Credicorp owns 97.7% of BCB (directly and indirectly).

(4) The figure is lower than the net income before minority interest of Pacífico because Credicorp owns 98.5% of Pacífico (directly and indirectly). The ROAE without including the income for the join venture with Banmédica is 12.6% for 1Q15.

(5) Includes Credicorp Capital Limited and Credicorp Capital Perú.

(6) Includes Grupo Crédito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

This quarter, BCP posted a net contribution of S/. 579 million (not including the gain on sale of BCI shares, as it is eliminated in the consolidation to Credicorp); representing an increase of +31.3% QoQ. The aforementioned, is translated into an ROAE of 24.2% (vs. 18.6% in 4Q14). The better performance is reflected in (i) a +3.8% increase in NII, (ii) +7.8% QoQ increase in gains in fx transactions, and (iii) a -10.3% decrease in operating expenses. The aforementioned attenuated the +14.7 increase of provisions for loan losses. In terms of operating efficiency, seasonal effects explain the operating expenses increase in 4Q14, and the efficiency ratio went from 45.0% in 4Q14 to 39.7% in 1Q15. NIM increased from 5.00% in 4Q14 to 5.06% in 1Q15, due to the increased use of alternative funding, primarily associated with BCRP instruments.

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Mibanco reported a net contribution to Credicorp of S /. 39.8 million and ROAE of 14.4% at the end of 1Q15. These results represent a significant improvement compared to 4Q14, due to incurred non-recurring expenses, which were related to the implementation of Edyficar’s business model in Mibanco. During the 1Q15, Mibanco recorded a lower level of operating expenses (-10.1% QoQ). It is important to note that Mibanco’s cost of funding was reduced in -23 bps QoQ, in line with the higher participation in BCRP instruments, which is used as a source of funding. Regarding Mibanco’s loans, reported an increase of + 1.4% QoQ, measured in average daily balances; despite the sale of its Leasing portfolio to BCP, held in the second half of this quarter and is in line with the strategy and consolidation plan.

BCP Bolivia reported a contribution to Credicorp of S / 14.3 million, which represented a reduction of -1.7% QoQ, latter was mainly due to a reduction in non financial income, as a result of lower gains on foreign exchange transactions. This was offset by the lower level of net provisions for loan losses and a decrease in operating expenses, associated with the reduction of the Tax on sales in foreign currency, which in turn reflects the lower volume of sales. Meanwhile, BCP Bolivia’s loans increased + 5.8% QoQ, which helped maintaining its market share QoQ. BCP Bolivia is ranked as the fourth largest bank in the Bolivian financial system.

Credicorp Capital reported a significant improvement of 132.7% QoQ in its contribution to Credicorp, which totaled S/.17.4 million, this was primarily due to the impairment of goodwill incurred in 4Q14. Also, Credicorp Capital’s Non-financial income, excluding the aforementioned effect, fell slightly -9%QoQ due to a lower fee income associated with the fewer transactions registered in the equity market as traded volumes fell. It is important to note that the aforementioned was attenuated by higher income generation in the Corporate Finance due to efforts to structure mid-term financing in Peru and advisory services for M&A in Chile and Peru.

ASB reported a contribution to Credicorp of S/.19.7 million, which represented a decrease of -8.7% QoQ. The results were affected by net losses generated in the trading portfolio whose MtM reflected the drop of their market value. Therefore, ASB’s ROAE decreased to 12.7%, below the 13.9% ROAE reached in 4Q14, and in particular under the 22.2% ROAE detained n 1Q14, which represents a level that reflects the stability and good performance that have characterized the subsidiary in the last years.

Grupo Pacifico reported a contribution to Credicorp of S/168 million in 1Q15, which tops the S/. 54.9 million posted in 4Q14. Although the result in 1Q15 includes extraordinary income due to the share agreement signed between Pacifico and Banmedica, which totaled S/.107 million (after tax), if we exclude this effect, the results still reflect solid growth. The increase in the group’s contribution was due to (i) an improvement in PPS’s underwriting result due to a decrease in the loss ratio for Cars and Property and Casualty business lines, (ii) better performance in the EPS business, particularly in the medical services segment, and (iii) a significant decrease in operating costs, which was in line with the company’s more disciplined approach to spending control. It is important to note that the underwriting result for the Life business contracted slightly this quarter, which was due to non-recurring expenses for claims reserves following the recent award of the 1 tranche of the AFP business.

In 4Q14, Prima AFP remained stable and posted little expansion due to low economic growth in the country. Nonetheless the business continued to post high profitability with net earnings of S/. 40.3 million, which represented a ROAE of 30.5%. Operating efficiency also improved, which was due primarily to a seasonal increase in end-of-year expenses that was not present in 1Q15. Prima AFP’s funds under management totaled S/. 37,956 million. This reflects the fact that the company held 32% of the total funds managed by the private pension system at the end of 1Q, which reflects Prima’s good position in the profitability rankings.

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1.	Interest-Earning Assets (IEA)

The IEA grew +3.7% QoQ, which was due mainly to expansion of +13.4% QoQ in investments available for sale and, to an increase in total loans (+2.2% QoQ), which are the Bank’s most profitable assets. In the case of loans, real growth in average daily balances increased +2.4% QoQ.

Interest earning assets		Quarter		% Change
S/. 000	1Q14	4Q14	1Q15	QoQ	YoY
BCRP and other banks	19,569,055	21,053,967	21,767,800	3.4%	11.2%
Interbank funds	525,075	107,197	71,600	-33.2%	-86.4%
Trading securities	1,818,592	2,824,442	2,847,236	0.8%	56.6%
Investments available for sale	18,773,540	15,787,619	17,905,751	13.4%	-4.6%
Investment held to maturity	1,034,885	2,669,778	2,640,261	-1.1%	155.1%
Total loans	70,447,216	79,889,948	81,620,723	2.2%	15.9%
Total interest earning assets	112,168,363	122,332,951	126,853,371	3.7%	13.1%

1.1   Evolution of IEA

The +3.7% QoQ growth posted in IEA was reflected mainly in an expansion in Investments available for sale, which was in line with higher investment in Certificates of Deposits (CDs) from BCRP and an increase in BCP’s acquisition of Corporate Bonds. It is important to note that the CDs with BCRP were utilized, in part, in REPO transactions with BCRP, which in turn represented a low-cost funding source for BCP, as we will discuss later in the report.

Another important component that reflects the increase in IEA were Total Loans at Credicorp, which expanded +2.2% QoQ in quarter-end balances and +3.9% QoQ in average daily balances. The difference in growth rates was due to the significant level of loan disbursements at year-end, which was not reflected in the evolution of total loans in average daily balances. In terms of real growth, quarter-end balances expanded 0.5% QoQ while average daily balances grew +2.4% QoQ, as we will discuss later in the report. It is also important to note that moderate growth QoQ in loans was due primarily to seasonality that characterizes: (i) all 4Qs, that register the positive impact on loan expansion of Christmas campaign; and ii) all 1Qs, which incorporate the effect of payment or amortization of loans originated in the 4Qs. As such, 1Qs tend to register the year’s lowest growth rates.

The following chart depicts the main factors that explain growth in average daily loan balances:

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As is evident in the chart, real growth accounted for 61.5% of the QoQ increase in loans, while the remaining 38.5% was due to the effect of the appreciation of the US Dollar with regard to the Nuevo Sol in the loan portfolio denominated in foreign currency (FC), which constituted 46.6% of total loans at the end of 1Q15.

If we analyze expansion of total loans in average daily balances, we see that:

i)	Wholesale Banking continued to lead loan growth and accounted for 31.7% of total loan expansion.

ii)	Retail Banking generated 18.9% of total loan growth QoQ, which was in line with an increase in the Mortgage, Credit Cards and Consumer segments.

iii)	Solid growth in the loan portfolio at the ASB and BCP Bolivia subsidiaries and the recovery in Mibanco’s portfolio generated 4.5%, 3.6% and 2.9% respectively of the total increase QoQ.

iv)	The +3.7% appreciation of the US Dollar against the Nuevo Sol in 1Q15, which accounted for 38.5% of the increase in total loans. The aforementioned was due to the fact that 46% of the loan portfolio is denominated in foreign currency (FC).

In YoY terms, loans expanded +15.9% in accounting balances and +15.5% in average daily balances; nevertheless, real growth was +10.7%. This result is in line with our expectations, considering that the large dynamism, particularly in retail banking and microfinance, is concentrated in the second half of the year.

Deposits in BCRP and other banks registered growth of +3.4% QoQ, which was due primarily to an increase in the level of restricted funds due to BCP’s REPO transactions in foreign currency with BCRP. This is in line with the bank’s strategy to improve liquidity levels in local currency.

Trading securities grew slightly QoQ (+0.8%), mainly due to a higher level of investment in BCRP’s Certificates of Deposit and, to a lesser extent, an increase in BCP’s investment in foreign Government Bonds in countries such as Colombia and Mexico.

The aforementioned helped buffer a slight -1.1% QoQ drop in Investments held to maturity given that the group, and BCP in particular, reduced its position in Peruvian Government Bonds.

1.2   Loan Portfolio

	TOTAL LOANS (1)						% Part. by currency
	(Expressed in million Nuevos Soles)						- 1Q15
						% Part. in Total
	1Q14	4Q14	1Q15	QoQ	YoY	loans - 1Q15	LC	FC
BCP Stand-alone	58,244	65,229	67,729	3.8%	16.3%	83.3%	53.8%	46.2%
Wholesale Banking	30,002	34,459	36,110	4.8%	20.4%	44.4%	38.1%	61.9%
Corporate	18,889	21,828	23,414	7.3%	24.0%	28.8%	40.0%	60.0%
Middle-Market	11,112	12,631	12,696	0.5%	14.2%	15.6%	34.5%	65.5%
Retail Banking	27,821	30,313	31,118	2.7%	11.8%	38.3%	72.5%	27.5%
SME - Business	2,459	3,184	3,237	1.7%	31.6%	4.0%	31.7%	68.3%
SME - Pyme	6,986	7,084	6,928	-2.2%	-0.8%	8.5%	90.1%	9.9%
Mortgage	10,012	10,951	11,332	3.5%	13.2%	13.9%	64.7%	35.3%
Consumer	5,469	5,863	6,120	4.4%	11.9%	7.5%	79.1%	20.9%
Credit Card	2,896	3,232	3,501	8.3%	20.9%	4.3%	89.1%	10.9%
Others (2)	421	457	501	9.7%	19.0%	0.6%	26.0%	74.0%
Mibanco (3)	7,069	7,339	7,443	1.4%	5.3%	9.2%	93.3%	6.7%
Bolivia	2,925	3,371	3,590	6.5%	22.7%	4.4%	-	100.0%
ASB	2,141	2,286	2,500	9.4%	16.8%	3.1%	-	100.0%

Total loans	70,379	78,225	81,262	3.9%	15.5%	100.0%	53.4%	46.6%

For consolidation purposes, loans generated in FC are converted to LC.

(1) Average daily balance.

(2) Includes Work out unit, and other banking.

(3) Includes Edyficar and Mibanco.

Source: BCP.

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Evolution of loans by currency

In the analysis of loans by currency, it is important to note growth of +6.0% QoQ in the LC portfolio, which offset the decrease in the FC portfolio (-3.5% QoQ) after the majority of the banking segments of the subsidiaries in Peru posted a contraction in FC loans (BCP stand-alone and Mibanco).

In this context, LC loans increased their share of total loans from 52.3% to 53.4% at the end of 1Q15. The aforementioned reflects (i) better conditions for LC loans, in a scenario marked by cuts in the reference rate and in legal reserve requirements (at the end of March, 3.25% and 8%, respectively); (ii) efforts to de-dollarize loans in line with the measures implemented by BCRP (iii) clients’ preferences for loans in Nuevos Soles due to volatility over the last few quarters.

Evolution of loans by subsidiaries and business lines

BCP stand-alone registered an increase of +3.9% QoQ, which was mainly attributable to expansion in the Corporate Banking portfolio (+7.3% QoQ), followed by an increase in the portfolios for the Mortgage, Credit Card and Consumption segments (+3.5%, +8.3% and +4.4% QoQ respectively).

Growth of +4.8% QoQ in BCP Stand-alone’s Wholesale Banking portfolio was due to:

i)	Excellent dynamism in Corporate Banking, which is in line with an increase in medium and long-term financing, primarily in LC, which helped offset the decrease in the FC portfolio (-1.3% QoQ); and

ii)	Slight 0.5% growth QoQ in Middle-Market loans, which was driven by expansion in the LC portfolio (+10.7% QoQ). This growth was mainly attributable to an increase in medium and long-term financing, following by growth in financing for working capital, which offset the decrease in the FC portfolio (-8.4% QoQ).

Retail Banking portfolio experienced growth of +2.7% QoQ. This was primarily due to expansion in LC loans (+3.3% QoQ), which was in line with growth in loans in the Mortgage, Credit Card and Consumer segments. Variations among business segments in Retail Banking were the result of:

i)	The mortgage segment increased +3.5% QoQ. This was in line with expansion in the LC portfolio (+4.2% QoQ, which represents approximately 64% of total loans) and in traditional BCP Mortgage loans in particular while the FC portfolio fell (-2.4% QoQ) due to the increase in amortization that characterizes 1Q. The latter was associated with an increase in the appreciation of the US Dollar, which increases the value of the debt and prompts clients to take advantage of higher income at year-end to amortize higher cost debt.

ii)	The Consumer segment posted an increase of +4.4% QoQ to continue the upward trend that began in the second semester of 2014 (+3.3% and 3.7% QoQ in 3Q14 and 4Q14 respectively). It is important to note that expansion was led by an increase in the LC portfolio (+5.4% QoQ), which represented approximately 79% of total loans and offset the drop in the FC portfolio (-3.8% QoQ).

iii)	The Credit Card segment expanded +8.3% QoQ; this evolution was due to the +9% QoQ in the LC portfolio. During this same period, FC loans fell -1.1%. Consequently, 89% of total loans in 1Q were in LC, which was similar to the level seen last quarter. It is important to note that this segment will continue to post an upward trend in growth (which began in 4Q14) and improvements in portfolio quality (which began in 2Q14) in line with the adjustment measures that the Bank took in 2012 and 2013 to improve past due ratios.

iv)	The SME-Business segment registered a moderate increase of +1.7% QoQ, which was due to: (1) portfolio re-segmentation in the first few months of every year so that clients from the SME-Pyme segment that have experienced a change in their profile and have demonstrated good credit histories can migrate to the SME Business segment; and (2) better conditions for LC loans. The LC portfolio, which represents approximately 32% of the portfolio, expanded +6.2% QoQ (in 1Q15 it represented approximately 329% of the total) while FC loans fell -18.9% QoQ.

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v)	The SME-Pyme segment posted a reduction of -2.2% QoQ given that: (1) all 4Qs tend to be more dynamic due to year-end campaigns, which are paid off in 1Q; (2) client migration from the SME-Pyme to the SME- Business segment; and (4) the risk strategy implemented in this segment as the bank moves to do more business with clients with better risk ratings.

BCP Bolivia continued to post excellent loan growth, registering +6.5% QoQ growth in average daily balances and +5.6% QoQ in quarter-end balances. The aforementioned was due to expansion in the Retail Banking portfolio (60.9% of total loans), which increased +5.6% QoQ. This growth was mainly associated with an increase in loans issued in the Mortgage, SME-Pyme and Consumer segments.

Finally, Mibanco’s portfolio, which was consolidated with Edyficar’s portfolio on March 2, 2015, experienced a slight increase of +1.4% QoQ when measured in average daily balances (this level is lower than that registered by Edyficar in previous quarters: +4.8% in 4Q14 and +6.3% in 3Q14) and a decrease of -1.9% QoQ in terms of quarter-end balances. This evolution was due primarily to:

i)	BCP’s purchase of Mibanco’s portfolio of leasing products in the second half of the quarter, which reflected the bank’s strategy and plan to consolidate Mibanco; and

ii)	A drop in loans in the Microbusiness segment, which was due to seasonal factors in 4Q. The last quarter of every year is much more dynamic than the first quarter of the subsequent year, when amortizations or payments are made on loans taken in 4Q to finance end-of-year campaigns.

	DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)
	(Expressed in million Nuevos Soles)					(Expressed in million USD)
	1Q14	4Q14	1Q15	QoQ	YoY	1Q14	4Q14	1Q15	QoQ	YoY
BCP Stand-alone	29,340	34,154	36,434	6.7%	24.2%	10,287	10,547	10,072	-4.5%	-2.1%
Wholesale Banking	9,128	12,191	13,742	12.7%	50.6%	7,429	7,570	7,260	-4.1%	-2.3%
Corporate	6,006	8,233	9,362	13.7%	55.9%	4,585	4,622	4,561	-1.3%	-0.5%
Middle-Market	3,122	3,958	4,380	10.7%	40.3%	2,844	2,948	2,699	-8.4%	-5.1%
Retail Banking	20,052	21,840	22,561	3.3%	12.5%	2,765	2,880	2,711	-5.9%	-2.0%
SME - Business	717	965	1,026	6.2%	43.1%	620	754	612	-18.9%	-1.4%
SME - Pyme	6,237	6,383	6,245	-2.2%	0.1%	267	238	261	9.6%	-1.9%
Mortgage	6,198	7,033	7,326	4.2%	18.2%	1,357	1,332	1,300	-2.4%	-4.2%
Consumer	4,327	4,595	4,842	5.4%	11.9%	407	431	415	-3.8%	1.9%
Credit Card	2,575	2,865	3,121	9.0%	21.2%	114	125	123	-1.1%	7.9%
Others (2)	160	124	131	5.6%	-18.6%	93	97	100	3.0%	8.1%
Mibanco (3)	6,802	6,788	6,947	2.3%	2.1%	95	187	161	-14.0%	69.5%
Bolivia	-	-	-	-	-	1,041	1,146	1,165	1.7%	11.9%
ASB	-	-	-	-	-	762	777	811	4.4%	6.5%

Total loans	36,142	40,942	43,380	6.0%	20.0%	12,185	12,657	12,209	-3.5%	0.2%

(1) Average daily balance.

(2) Includes Edyficar and Mibanco.

(3) Includes Work out unit, and other banking.

Source: BCP.

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Market share in loans

At the end of February 2015, BCP Stand-alone continued to lead the market with a share of 30.5%, which is significantly higher than the level posted by its closest competitor (30.4% at the end of 4Q14).

Wholesale Banking - BCP continued to lead the market, which was in line with an increase in Corporate Banking’s share of loans and despite a decrease in Middle-Market loans, which went from posting shares of 45.5% and 34.4% respectively in December 2014 to registering 46.1% and 33.0%, respectively, in March 2015.

In terms of Retail Banking, BCP continued to lead the market in almost all its segments with the exception of SME-Business and Credit Cards, where it ranks second. The bank’s market share in the Consumer and Credit Card segments increased during the period running from December 2014 to February 2015.

Mibanco (including Edyficar) continued to hold 3.3% of the market (December 2014-February 2015). If we analyze the SME-Pyme segment in Peru, Mibanco consolidated its market position and increased its share from 20.6% in December 2014 to 20.9% in February 2015.

Finally, BCP Bolivia maintained its market share QoQ (10.4% at the end of March 2015 and 10.5% at the end of December 2014) and was situated fourth in the Bolivia financial system.

Loan Dollarization

54% of Credicorp’s loan portfolio is denominated in Nuevos Soles given that 90% of its total loans originate in Peru (BCP and Mibanco).

If we analyze the evolution of dollarization levels in the loan portfolio in terms of average daily balances, we see that the majority of the segments that make up BCP’s portfolio have continued to dedollarize. This is particularly evident in the evolution of Wholesale Banking and is associated primarily with expansion in Corporate Banking’s issuances of medium and long-term financing for working capital. The Consumer and Credit Card segments continue to post the high levels of solarization (79% and 89%, respectively) posted one year ago. The aforementioned was due to the loan dedollarization process. This was driven by improvements in LC credit terms and the devaluation of the Nuevo Sol, which has been in play since 2013 and has made financing in foreign currency more expensive.

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2.	Funding Sources

Credicorp’s banking business slightly decreased its funding cost[1] from 2.10% at the end of 4Q14 to 2.03% at the end of 1Q15. This was in line with the increase in the use of BCRP instruments as an alternative source of funding to time deposits. The loan/deposit ratio decreased slightly from 103.4% in 4Q14 to 102.8% in 1Q15 due to higher growth in deposits (+2.6% QoQ) vs. loans (+2.2% QoQ).

Funding	Quarter			% Change
S/.000	1Q14	4Q14	1Q15	QoQ	YoY
Non-interest bearing deposits	19,288,739	20,574,593	21,498,770	4.5%	11.5%
Demand deposits	4,616,870	4,682,123	6,385,890	36.4%	38.3%
Saving deposits	19,684,479	21,208,831	22,368,542	5.5%	13.6%
Time deposits	24,432,572	23,668,110	22,436,049	-5.2%	-8.2%
Severance indemnity deposits (CTS)	6,251,380	6,763,832	6,204,360	-8.3%	-0.8%
Interest payable	259,493	263,005	249,293	-5.2%	-3.9%
Total customer deposits	74,533,533	77,160,494	79,142,904	2.6%	6.2%
Due to banks and correspondents	10,596,684	16,141,403	17,892,989	10.9%	68.9%
Bonds and subordinated debt	15,075,214	15,096,612	15,560,444	3.1%	3.2%
Other liabilities *	10,979,760	12,426,878	13,458,895	8.3%	22.6%

Total funding	111,185,191	120,825,387	126,055,232	4.3%	13.4%
Funding cost	1.86%	1.91%	1.92%

Funding cost - Business banking	1.92%	2.10%	2.03%
L/D - Business banking	94.2%	103.4%	102.8%

*Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

1 Funding cost is calculated using the following formula:

*Average of period-beginning and period-ending balances.

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2.1   Funding Cost

The banking business’ funding cost slightly decreased from 2.10% in 4Q14 to 2.03% in 1Q15. This was attributable to an increase in the use of BCRP instruments as well as to the positive evolution of low-cost deposits, such as Demand and Savings deposits, +5.5% and +36.4%, respectively. All the aforementioned helped offset the -5.2% QoQ decrease in time deposits.

If we analyze the funding cost by subsidiary, we find that BCP continues to be the largest contributor to Credicorp with approximately 73% of interest expenses and 77% of total liabilities. BCP continued to reduce is funding cost (1.86% in 4Q14 vs. 1.80% in 1Q15) after restructuring its funding structure to alternative sources of funding and low-cost deposits.

Mibanco’s funding cost was situated at 4.18% (vs. 4.41% in 4T14) due primarily to lower interest expenses (-3.3%), specifically in terms of time deposits. It is important to note the increase in the use of BCRP instruments as a funding source, which has improved the total funding cost.

	BCP Stand-Alone	Mibanco*	BCP Bolivia	ASB	Banking business	Credicorp**

Funding cost 1Q14	1.87%	1.53%	2.60%	2.27%	1.92%	1.86%
Funding cost 4Q14	1.86%	4.41%	2.20%	2.34%	2.10%	1.91%
Funding cost 1Q15	1.80%	4.18%	2.09%	2.30%	2.03%	1.92%

* 1Q14 figure includes Mibanco and Edyficar liabilities but not expenses, since the consolidation took place at the end of 1Q14,

** Includes banking business results, other subsidiaries and consolidation adjustments.

An analysis of the funding structure reveals that the share of deposits in total funding remained relatively stable between 2011 and the first half of 2014 (if we compare on the first quarter of every year) and represented between 67% and 69% of total funding. The aforementioned was due to an increase in the share of alternative sources of funding, BCRP instruments in particular, which not only has accompanied growth in LC loans and loan de-dollarization but also helped Credicorp reduce its funding cost YoY.

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2.2   Loan/Deposits (L/D)

The baking business’ loan/deposit ratio (L/D) was situated at 102.8% at the end of 1Q15, which was slightly better than the level registered in 4Q14 (103.4%) due to an increase in the pace of growth of total deposits (+2.6% QoQ) vs. growth in total loans (+2.2 QoQ).

In the particular case of BCP Stand-alone, its L/D ratio also reduced slightly QoQ. However, if we analyze the L/D ratio by currency, the level LC ratio was situated at 119.3% (114.9% in 4T14). The latter is explained by the significant increase of LC loans as compared to the increase in LC deposits. The expansion of the LC loans reflects not only the effect of higher demand of LC loans but also the de-dollarization process.

The table below shows the evolution of L/D ratios of Credicorp’s banking business and its subsidiaries:

Loan/Deposit Ratio

	BCP Stand-Alone*	Mibanco	BCP Bolivia	ASB	Banking Business

L/D 1Q14	106.1%	138.2%	77.8%	52.8%	94.2%
L/D 4Q14	106.1%	138.2%	77.8%	52.8%	103.4%
L/D 1Q15	105.7%	143.9%	75.1%	55.1%	102.8%

* At 1Q15, the L/D ratio in local currency was 119.3% and in foreign currency 92.5%.

When analyzing this ratio, it is important to note that there is a significant number of deposits (S/.80,103 million as of March 2015), that are administered by BCRP and the Banco de la Nacion that are not part of the Peruvian financial system. The aforementioned is due to the measures that the Central Government took several years ago and the fact that BCRP has been using mechanisms to control liquidity in Nuevos Soles to prevent higher volatility in the exchange rate, which could affect the System’s delinquency levels. If this restriction were not in place, BCP Stand-alone would be in the position to capture these funds and the global and LC L/D ratio would improve to approximately 80% and 91%, respectively.

2.3   Deposits

If we analyze the evolution of total deposits QoQ, we see that they remain as the main funding source and represent 62.8% of total liabilities (63.9% in 4Q14). In this context, total deposits expanded only +2.6% QoQ, which was due primarily to growth of +36.4% QoQ in demand deposits followed by a +5.5% QoQ increase in savings deposits. This was attributable to the campaigns launched by this segment and to seasonal factors linked to employee profit sharing payments during this period.

Savings deposits fell -5.2% QoQ, which was due primarily to maturities and withdrawals at Mibanco and BCP by individuals and corporate clients. CTS deposits fell -8.3% QoQ due to seasonal factors that are present every 4Q given that CTS deposits are made in November.

It is important to note that the aforementioned was accentuated by appreciation of the US Dollar given that 54% of Credicorp’s total deposits are denominated in this currency. In this context, the real growth in total deposits was only +0.57% QoQ.

In annual terms, deposits grew +6.2% YoY, due primarily to the increase of +13.6% in savings deposits. Additionally, an increase of +11.5% is evident in non-interest bearing deposits while demand deposits grew +38.3%. All of the aforementioned was mitigated by a drop in time deposits, which is in line with the restructure in Credicorp’s funding sources to less expensive funding alternatives.

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Market Share in Deposits

At the end of February 2015, BCP Stand-alone continued to lead the deposit market with a share of 30.7%; 27.3% in LC deposits and 34.8% in FC deposits. In this context, BCP continued to lead the market for different types of deposits.

Mibanco’s market share held at 2.6% from December to February 2015. BCP Bolivia held its position as the fifth-ranked bank in the Bolivian financial system with a market share of 10%.

Deposit Dollarization

54% of Credicorp’s total deposits were in FC at the end of 1Q15. This is explained because approximately 89% of total deposits are from Peru.

If we analyze the YoY evolution of the 4 types of deposits at BCP, in terms of average daily balances, we see that Time and CTS deposits continue to de-dollarize; nevertheless, deposits with lower tenor, such as Demand and Savings deposits, have registered a larger share of funds in FC.

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2.4   Other sources of funding

Other sources of funding increased +7.4% QoQ. This was primarily due to a higher level of Due to banks and correspondents (+ 10.9% QoQ), followed by an increase in the level of Other Liabilities (+8.3% QoQ).

The evolution of Due to Banks and Correspondents is explained mainly due to a higher level of debt with BCRP, associated to an increase of REPO transactions this quarter, which represented 6% of total liabilities. It is important to note that the lower level in 4Q14 was due to payments of Repo and Swap transactions at the end of the period; nevertheless, BCRP has increased its supply of this type of instruments to improve liquidity levels in Nuevos Soles, attenuate exchange rate volatility, and encourage loans in LC.

The Other Liabilities line expanded due to: (i) the increase in the distribution of BCP dividend payments to shareholders for the 2014 period as agreed on the General Shareholders Meeting held at the end of the quarter; and (ii) profit share payments to be paid for 2014.

2.5   Mutual Funds

Credicorp Capital Fondos Peru maintained its leadership position QoQ with a market share of 41.2% in terms of funds under management despite a slight decline of -1.9% QoQ in the fund level. This is in line with a decrease in fund levels system-wide, which was due to campaigns at financing institutions in Peru to promote alternative products such as time deposits. It is important to note that at the end of March 2015, capture campaigns were directed at the higher income segments.

Credifondo Bolivia’s funds under management grew +40.2% QoQ and maintained the growth levels reported in 4Q14 (+34.1% QoQ) when commercial agreements were finalized with strategic clients. This helped to increase Credifondo Bolivia’s market share from 10% in 4Q14 (6th largest competitor) to 11.7% in 1Q15 (4th largest competitor). It is important to note that approximately 500 bps of this increase was due to the US Dollar’s appreciation against the Nuevo Sol.

Mutual funds	Quarter			Change %
S/. 000	1Q14	4Q14	1Q15	QoQ	YoY
Mutual funds in Peru	6,549,518	8,008,149	7,856,447	-1.9%	20.0%
Mutual funds in Bolivia	185,419	250,354	351,087	40.2%	89.3%
Total mutual funds	6,881,832	8,258,503	8,207,534	-0.6%	19.3%

3.	Portfolio Quality: delinquency and coverage

The PDL ratio increased slightly (+7 bps QoQ) and situated at 2.58% at the end of 1Q15. This was due mainly to an increase in PDL portfolios in the SME-Pyme and SME-Business portfolios. This also reflects the maturity of refinanced loans, which was exacerbated by a contraction in SME-Pyme loans and a low loan growth in the SME-Business segment. The latter reflects the stricter risk guidelines that were implemented last year and the seasonality present every 1Q. YoY, the PDL ratio remained stable.

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Loan quality	Quarter			% Change
S/. 000	1Q14	4Q14	1Q15	QoQ	YoY
Total loans	70,447,216	79,889,948	81,620,723	2.2%	15.9%
Reserve for loan losses (RLL)	2,946,798	3,308,220	3,466,341	4.8%	17.6%
Charge-Off amount	352,160	413,010	371,580	-10.0%	5.5%
Past due loans (PDL)	1,824,140	2,009,109	2,107,829	4.9%	15.6%
Refinanced loans	478,835	647,678	669,847	3.4%	39.9%
Non-performing loans (NPLs)	2,302,975	2,656,787	2,777,676	4.6%	20.6%
PDL ratio over 90 days	1.98%	1.78%	1.83%
PDL ratio	2.59%	2.51%	2.58%
NPL ratio	3.27%	3.33%	3.40%
Coverage of PDLs	161.5%	164.7%	164.5%
Coverage of NPLs	128.0%	124.5%	124.8%

3.1   Provisions and coverage ratios

The stock of provisions grew +4.8% QoQ, which was due primarily to an increase in net provisions for loan losses at BCP in 1Q15. This was in line with the increase of SME-Pyme, SME-Business, and Mortgage delinquencies; the deterioration of the debt-service capacity of a few and isolated borrowers in Wholesale Banking; and a more conservative approach in a less dynamic economic scenario, as will be explained later.

The coverage ratio of PDLs remained stable QoQ, which was in line with the fact that there was little variation in growth in the PDL portfolio (+4.9% QoQ) or in the provisions stock (+4.8% QoQ). The YoY analysis shows a higher level of coverage for the PDL portfolio of 164.5% at the end of 1Q15 vs. 161.5% at the end of 1Q14. This was in line with lower growth in the PDL portfolio in comparison to the increase in the stock of provisions.

The coverage ratio of NPLs increased slightly from 124.5% at the end of 4Q14 to 124.8% at the end of 1Q15. This was due to lower growth in the NPL loan portfolio (+4.6% QoQ) in comparison to the increase in the stock of provisions (+4.8% QoQ). The YoY analysis shows that the coverage ratio of NPLs fell 320 bps due to higher growth in the NPL loan portfolio in comparison to the stock of provisions, which was due to on-going refinancing campaigns in the SME-Pyme, Credit Card, Consumer and SME-Business segments in the second half of 2014.

3.2   Delinquency

The PDL ratio posted a slight deterioration of +7 bps QoQ and situated at 2.58% in 1Q15. This reflects higher growth in the PDL portfolio (+4.9% QoQ) in comparison to the increase in total loans (+2.2% QoQ). The variation in the PDL portfolio was due primarily to the evolution of the SME-Pyme, SME-Business and Mortgage segments, as we will discuss later in this report. It is important to note that the PDL ratio at the end of 4Q14 was the lowest level recorded in 2014 (2.51%), as a result not only due to the improvement of new vintages but also the effect of refinance loans and the better performance of total loans at end of every year.

The PDL ratio over 90 days reported an increase of +5 bps QoQ and situated at 1.83% at the end of 1Q15. In an analysis YoY, this ratio shows an improvement of 16 bps (198% in 1T14).

The NPL portfolio (including refinanced loans) increased +4.6% QoQ, which fell below the +7.6% QoQ reported in 4Q14. This was reflected in a NPL ratio of 3.40% in 1Q15, higher than 3.33% in 4Q14 and 3.27% in 1T14, which in turn reflects the on-going efforts to offer clients refinancing options during the first quarter of this year, the maturity of refinanced loans (mentioned above and that impacted our PDL portfolio) and the lower pace of growth of total loans.

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The following chart shows the evolution of the PDL ratio by business line and product:

An analysis of the evolution of BCP’s PDL ratio by products indicates improvements in:

i)	The PDL ratio of Wholesale Banking, which fell -6 bps QoQ to situate at 0.26% at the end of 1Q15. However, this quarter wholesale banking showed a slight deterioration, which was in turn associated with specific and isolated cases related to the Gas and Hydrocarbon sector. This was offset by the regularization of loan erroneously included in the PDL portfolio, showing a favorably evolution of the PDL ratio.

ii)	The PDL ratio for the Consumer portfolio improved QoQ, going from 2.35% in 4Q14 to 2.16% in 1Q15 due to a decrease in the PDL portfolio after refinancing packages in 4Q14, which improved the portfolio quality. The aforementioned was accompanied by the expansion in loans.

iii)	The Credit Card segment also continued to improve its PDL ratio, which was situated at 4.12% at the end of 1Q15. This figure reflects a -14 bps decline QoQ given that loan growth in this segment outpaced the slight expansion registered in the PDL portfolio. The aforementioned reflects the adjustment measures implemented in 2012 and 2013 to improve PDL ratios.

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A degree of deterioration was evident in the PDL ratio of some of BCP’s business segments such as:

i)	The Mortgage loan portfolio posted an increase in its PDL ratio, which was situated at 1.79% in 1Q15 versus 1.73% in 4Q14, which was in line with expansion in PDL portfolio due to Nuevo Sol devaluation, which makes loans more expensive for clients (35.3% of the portfolio is in FC).

ii)	The SME-Business portfolio registered an increase in its PDL ratio, which was situated at 4.88% at the end of 1Q15. The latter reflects the increase in delinquency of a few large clients that represented isolated cases, but with a high level of coverage in terms of guarantees (on average 150%).

iii)	The SME-Pyme portfolio registered an increase in its PDL ratio, which was situated at 11.54% in 1Q15 versus 10.61% in 4Q14. The increase was due primarily to maturity of refinance loans granted in August 2014, which was exacerbated by the reduction in total loans. The evolution of SME-Pyme portfolio reflects the impact of risk policies implemented in this segment to develop business with clients that have better risk ratings, and amortization or payment of loans originated in the 4Q.

Mibanco’s PDL ratio increased 39 bps, going from 5.61% at the end of 4Q14 to 6% at the end of 1Q15. This is mainly explained by the portfolio deterioration as part old vintages mature. The aforementioned was accentuated by the contraction QoQ of the loan book, which in turn is mainly explained by the transfer of the Leasing portfolio to BCP. The latter accounts for 10 bps of the increase QoQ in the PDL ratio.

BCP Bolivia registered an increase in its PDL ratio at the end of 1Q15 to situate at 1.63%. Despite this increase, BCP Bolivia’s PDL ratio falls below that of the Bolivian financial system, which is situated at 1.79%.

4.	Net Interest Income (NII)

Credicorp’s NII grew +4.6% QoQ and +27.8% YoY due to an increase in interest income on derivatives followed by higher interest income on trading securities. The expansion posted QoQ in NII in comparison to a less substantial increase in average interest-earning assets (+3.1% QoQ), led to rise in NIM from 5.66% in 4Q14 to 5.75% in 1Q14.

Net interest income	Quarter			% Change
S/.000	1Q14	4Q14	1Q15	QoQ	YoY
Interest income	1,898,337	2,282,651	2,382,639	4.4%	25.5%
Interest on loans	1,648,912	2,064,935	2,077,123	0.6%	26.0%
Interest and dividends on investments	44,934	3,512	18,538	427.8%	-58.7%
Interest on deposits with banks	12,252	10,318	7,615	-26.2%	-37.8%
Interest on trading securities	184,391	194,771	218,722	12.3%	18.6%
Other interest income	7,848	9,115	60,641	565.3%	672.7%
Interest expense	496,613	571,253	591,855	3.6%	19.2%
Interest on deposits	165,336	228,594	208,817	-8.7%	26.3%
Interest on borrowed funds	87,750	122,316	184,441	50.8%	110.2%
Interest on bonds and subordinated note	172,417	184,723	177,792	-3.8%	3.1%
Other interest expense	71,110	35,619	20,805	-41.6%	-70.7%
Net interest income	1,401,724	1,711,398	1,790,784	4.6%	27.8%

Average interest earning assets	107,883,814	121,104,893	124,913,732	3.1%	15.8%
Net interest margin *	5.20%	5.66%	5.75%
Net interest margin after provisions	3.85%	4.21%	4.14%

*Annualized.

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4.1   Interest Income

Interest income increased +4.4% QoQ, mainly as a result of an increase in interest income on derivatives, which is registered in Other interest income line, and followed by higher interest income on securities.

Interest income on derivates grew (+565.3% QoQ) due to net gains on forwards that correspond to transactions made BCRP (swaps cambiarios), which we cover with forwards made with private institutional clients (mainly foreign clients). It is important to note that these instruments were mostly taken through BCP and are in line with BCRP’s monetary policy to reduce the exchange rate volatility.

Growth in interest income on trading securities (+12.3% QoQ) was mainly associated with an increase in interest income on investments, which was in line with the increase in BCP’s investments available for sale (+16.4% QoQ), specifically in BCRP Certificates of Deposit. In addition, Grupo Pacifico reported a significant growth in interest income on trading securities, which is consequent with the positive evolution seen in Life business’ investments, specifically in fixed income instruments. Growth in the latter was due to the fact that the company invested its funds to ensure stable and long-term profitability to cover its clients’ needs. The evolution of investments will be discussed in greater detail in the section of interest-earning assets.

Interest and dividends on investments increased +427.8% QoQ, which was due primarily to higher income from dividends relative to investments in Edelnor and to a lesser extent to investment in Inversiones Centenario, which was in line with the seasonality that characterizes this line in the first quarter of every year.

The growth of 0.6% QoQ that was registered in Interest income on loans was mainly due to a +3.9% QoQ expansion in total loans, measured in average daily balances. The aforementioned was led by the expansion in Corporate Banking loans, characterized by obtaining lower margins.

In regard to Retail Banking, and in particular the SME-PYME segment, although average active rates remained stable, the portfolio contracted due to the strategy to avoid penetrating riskier segments. Accordingly, the interest income declined in this segment.

Mibanco’s interest income on loans fell as a result of the sold of its Leasing products to BCP, in line with its strategy and consolidation plan.

In the YoY analysis, the interest income grew +25.5%. This was mainly attributable to an increase in interest income on loans (+26% YoY), which was due to (i) Mibanco’s income contribution; which was incorporated as of 2Q14; and (ii) the 15.8% expansion in Credicorp’s loan portfolio. The aforementioned was accompanied by higher interest income on investments in BCRP’s exchange rate swaps.

4.2   Interest Expenses

Interest expenses increased +3.6% QoQ, which was primarily due the higher interest expenses on due to banks and correspondents (+50.8% QoQ). This was in turn associated with an increase in BCRP instruments, mainly at BCP and Mibanco, to obtain the necessary liquidity in local currency to accompany loan growth and dedollarize the loan portfolio. It is important to note that for the first time in Credicorp’s history, LC portfolio represented 54.3% of Credicorp’s total loans.

The aforementioned was attenuated by lower interest expenses on deposits (-8.7% QoQ). This was in line with a decrease in time deposits (-5.2%) to favor BCRP instruments, the latter offers a lower cost to the organization. It is important to note that both savings and time deposits maintained their growth levels (+5.5% QoQ and +36.4% QoQ respectively) accompany the efforts to grow at a lower cost. More details on the evolution of deposits can be found in the Liabilities section.

The YoY analysis reveals that interest expenses increased +19.2% due to higher interest expenses on due to banks and correspondents (+110.2% YoY) and on deposits (+26.3% YoY). The increase in the participation of due to banks and correspondents of the total funding is even more evident in the annual comparison, which, as we will explain later in the report, contributed to keeping funding costs within desirable levels.

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4.3   Net Interest Margin (NIM)

Global NIM was situated at 5.75% in 1Q15, which tops the figure registered in 4Q14 (5.66%). The aforementioned was due to higher growth in net interest income (+4.6% QoQ) in comparison to the expansion reported in average interest-earning assets (+3.1% QoQ). The increase in the participation of alternative funding of the total funding was primarily associated with BCRP instruments; which has contributed to improving the margin given that they are not subject to the implicit costs relative to legal reserve requirements.

The NIM on loans dropped from 8.73% in 4Q14 to 8.39% at the end of 1Q15. This was due to a decrease in the growth pace of interest income on loans (0.6% QoQ) as described earlier in the report.

After Edyficar’s merger with Mibanco, the new Mibanco reported an improvement in the NIM (14.1%). This was attributable to the fact that this business offers better margins, which has improved due to a slight decline in the funding cost.

The table below shows net interest margins for each of Credicorp’s main subsidiaries:

NIM Breakdown	BCP	Mibanco*	BCP Bolivia	ASB	Pacífico**	Credicorp***

NIM for 1Q14	4.85%	12.11%	4.66%	2.11%	5.01%	5.20%
NIM for 4Q14	5.00%	14.08%	4.54%	2.17%	4.62%	5.66%
NIM for 1Q15	5.06%	14.10%	4.59%	2.15%	5.15%	5.75%

NIM : Annualized Net interest income / Average period end and period beginning interest earning assets.

* Mibanco consolidated

** Pacifico's NIM arises from Pacifico Voda's financial income from their investments.

**Credicorp also includes Credicorp Capital, Prima, Grupo Crédito and Eliminations for consolidation purposes.

2 NIM on loans is calculated as follow:

NIM on loans =	[Interest on loans – (Total Financial expense * share of loans with total earning assets)] *4
Total Average loans of the beginning and closing balances for the reporting period.

The share of loans within total earnings assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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5.	Provisions for loan losses

Net provisions for loan losses increased +14.8% QoQ, in line with the slight deterioration in the PDL ratio posted by SME-Pyme and SME-Business at BCP; and the deterioration of the debt-service capacity of a limited number of borrowers in Corporate Banking. The aforementioned was reflected in the cost of risk which was situated at 2.46% at the end of 1Q15.

Provision for loan losses	Quarter			Change
S/. 000	1Q14	4Q14	1Q15	QoQ	YoY
Provisions	(405,954)	(494,345)	(624,264)	26.3%	53.8%

Loan loss recoveries	41,353	57,087	122,127	113.9%	195.3%
Net provisions, for loan losses	(364,601)	(437,258)	(502,137)	14.8%	37.7%
Cost of risk (1)	2.07%	2.19%	2.46%	+ 27 bps	+ 39 bps

Annualized net provisions / Net Interest Income	26.01%	25.55%	28.31%	+ 276 bps	+ 230 bps

(1) Annualized net provisions / Total loans

Net provisions for loan losses at Credicorp increased +14.8% QoQ, which was due primarily to an increase in BCP’s provisions level:

i)	Increase in SME-Pyme and SME-Business delinquency.

ii)	The deterioration in the debt-service capacity of a limited number of cases of corporate clients in the following sectors: (1) Gas and Hydrocarbons and (2) Construction, which was due to a reputational problem that began in Brazil. Nevertheless, it is important to note that none of the construction sector clients have recorded any default on their obligations with BCP.

iii)	A lower economic growth in Peru for the first months of the year, after the significant slowdown reported in 2014.

The cost of risk reported a deterioration of 27 bps, which was due primarily to higher growth in annualized net provisions vs total loans, which only expanded +2.2%. The aforementioned was attributable to seasonal factors, as discussed earlier in the report. This scenario appears once again when we analyze the ratio of annualized net provisions to net interest income, which increased +276 bps mainly due to a lower growth pace in NII (+3.7% QoQ) versus expansion in annualized net provisions.

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6.	Non-Financial Income

Non-financial income increased +26.9% QoQ and +24.3% YoY. This was due primarily to an increase in net gains on sales of securities, which include the non-recurring income generated by the joint venture between Grupo Pacífico and Banmédica. Net gains on foreign exchange transactions also increased this quarter, although to a lesser extent.

Non financial income	Quarter			% Change
S/.000	1Q14	4Q14	1Q15	QoQ	YoY
Fee income, net	609,105	685,363	685,950	0.1%	12.6%
Net gain on foreign exchange transactions	132,189	187,945	200,446	6.7%	51.6%
Net gain on sales of securities	119,518	(38,271)	24,886	548.7%	-79.2%
Net gain from subsidiaries(1)	-	-	146,818	-	-
Other income	23,559	30,883	41,160	33.3%	74.7%
Total non financial income	884,371	865,920	1,099,260	26.9%	24.3%

(1) Mainly includes the JV between Grupo Pacífico and Banmédica.

In 1Q15, Net gains from Grupo Pacífico and Banmédica joint venture were registered due to:

i)	Non-recurring income of S/.144.2 million as a result of the positive impact of the company’s net worth.
ii)	The contribution of 50% of the net of net generated by the EPS, which amounted to S/.5 million in 1Q15; and
iii)	A deduction of 50% of the net earnings generated by medical services. The deduction in 1Q15 totaled S/. 2.4 million.

The increase QoQ of Net gains on sales of securities was due primarily to higher income on sales of Sovereign Bonds and Government Bonds from Colombia in the banking business followed by an increase in income generation at Credicorp Capital. The latter was due to management of the proprietary position in Fixed Income and Derivatives, Currencies, Shares Positions and Positions in the Market Making Fund in the Colombian market. An analysis of the YoY evolution reveals a decline of -79.2%, which was primarily due to the sale of a share package in Alicorp in 1Q14.

Net gains on foreign exchange transactions increased +6.7% QoQ due to higher activity, which was, to a large extent, tied to appreciation in the US Dollar against the Nuevo Sol. The YoY analysis of this item reveals an increase of +51.6%, which was also attributable to higher volatility in 4Q14 with regard to the same period last year, when the US Dollar appreciated only 0.46% against the Nuevo Sol. BCP continues to be the main contributor to this line and currently represents 87% of the Credicorp’s foreign exchange transactions.

Fee income, which is considered core income for the business, registered a slight increase in 1Q15. This was due to higher income from the asset management business, Prima AFP and ASB. The aforementioned was offset by a decrease in BCP’s income level, which in turn was due primarily to seasonal factors at year-end when the transaction level peaks, and by lower income at Credicorp Capital. In the YoY comparison, fee income grew+12.6% due to on-going income generation at the different Credicorp’s subsidiaries.

The following chart shows the breakdown of Credicorp’s fee income by subsidiary:

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Fee income from banking business, that represent 72% of Credicorp’s total fee income, fell -1.8% QoQ due to a decrease in fee income in Corporate Finance (-43.4% QoQ). This was in line with the perfomance of Credicorp Capital and follow by a lower fee income from credit cards (-6.7% QoQ), the latter was primarily associated with the fact that clients are gradually migrating to on-line statements. It is important to note that although income generation was solid, the volume transactions were higher in the previous period due to seasonal factors at year-end. Therefore, Fee income from banking business posted an 8.7% YoY growth.

Next, we have a breakdown of Fee income from banking business:

Fee Income	Quarter			Change %
S/. 000	1Q15	4Q14	1Q15	QoQ	YoY
Miscellaneous Accounts (1)	134,002	145,561	148,616	2.1%	10.9%
Credit Cards (2)	61,846	60,528	56,476	-6.7%	-8.7%
Drafts and Transfers	25,629	30,742	29,979	-2.5%	17.0%
Personal loans (2)	19,305	23,912	27,006	12.9%	39.9%
SME loans (2)	16,018	19,786	19,087	-3.5%	19.2%
Insurance (2)	13,618	18,500	17,191	-7.1%	26.2%
Mortgage loans (2)	11,157	12,324	12,909	4.7%	15.7%
Off-balance sheet (3)	44,388	34,503	39,365	14.1%	-11.3%
Payments and Collections (3)	70,440	89,500	87,617	-2.1%	24.4%
Commercial loans (3)	14,965	11,978	14,790	23.5%	-1.2%
Foreign trade (3)	9,855	10,248	10,528	2.7%	6.8%
Corporate Finance	19,373	19,676	11,135	-43.4%	-42.5%
ASB	5,095	5,854	6,627	13.2%	30.1%
Others (4)	31,388	46,009	38,306	-16.7%	22.0%
Total fee income	477,081	529,119	519,632	-1.8%	8.9%

(1) Saving accounts, current accounts and debit card.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

Source: BCP.

Prima AFP’s Fee income represents more than 15% of Credicorp’s total fee income. It is important to note that this income registered a slight increase QoQ and YoY despite (i) an increase in the market share of the AFP that won the tender process that gives the exclusive right to capture new affiliates, and (ii) the low economic growth of the country, which directly affects pension funds industry, whose income is based on the remuneration levels of their affiliates.

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In regard to Credicorp Capital’s fee income, which represents approximately 13% of Credicorp’s total fee income, it is important to note that although it registered an increase in income generation in Corporate Finance, which was related to projects to structure mid-term financing in Peru and advisory services for M&A in Chile and Peru, this was not enough to offset the lower income levels reported in other businesses. The decrease reported in the Capital Markets was due to a drop in transactions in the equity market, which was in line with a decrease in traded volumes. The aforementioned was further accentuated by the non-recurring income registered in 4Q14 in the Asset Management business; this was associated with the sale of a real estate project in Chile.

It is important to note that the eliminations among subsidiaries within fee income, registered in Others, are mainly due to the Bancassurance business, where commissions are received from the banking subsidiaries (BCP and Mibanco) for the sale of Pacifico insurance, which are eliminated when Credicorp’s consolidated it’s results.

7.	Insurance underwriting result

The insurance underwriting result fell -12.2% QoQ and -6.0% YoY. This was due primarily to the accounting effect generated by registering the EPS business as an investment in securities after joint venture with Banmedica. The aforementioned was attenuated by an improvement in P&C’s evolution, which was attributable to the initiatives that the company has taken to make some products more profitable.

Insurance services technical result	Quarter			% Change
S/.000	1Q14	4Q14	1Q15	QoQ	YoY
Net premiums earned	518,498	569,851	404,496	-29.0%	-22.0%
Net claims incurred	(336,830)	(375,056)	(237,205)	-36.8%	-29.6%
Net technical commissions and Expenses	(84,565)	(90,802)	(118,294)	30.3%	39.9%
Total Insurance services technical result	97,102	103,992	48,997	-52.9%	-49.5%

Net earned premiums fell 29% QoQ, and are completely explained by the deduction of EPS’s net earned premiums due to the joint venture. Nevertheless, the aforementioned was attenuated by the expansion of Pacífico Vida’s net earned premiums and the slight increase of P&C’s. The improvement in Pacífico Vida’s net earned premiums was a result of higher level of individual annuities and due to the tranche obtained from the tender of disability and survivorship insurance for pension funds. PPS registered a slight increase due to a reserves release and a decrease in ceded premiums, which helped offset lower generation of premiums due to a seasonal effect at year-end, when large P&C and car insurance are renewed.

Net Premiums by business

(S/. Million)

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Net claims fell -36.8% QoQ as a result of EPS effect This was accentuated by a decrease in P&C’ net claims in particular in car insurance, which reflected the initiatives that have been implemented to make these products more profitable, such as pricing model and reducing exposure in the country side. However, Pacífico Vida registered higher claims as a result of the reserve required for the disability and survivorship insurance business.

Net claims per business

(S/. Million)

The acquisition cost, which is composed of commissions and the net underwriting expense, fell -23.7% QoQ due to the aforementioned effect generated by EPS.

An analysis of the underwriting result by subsidiary reveals that the Life business’s result declined due to the need to higher claims that outpaced net earned premiums as explained it before. Conversely, P&C achieved a better underwriting result that showed the positive impact of the strategies implemented in 2014 in terms of pricing, risk assessment and underwriting.

8.	Operating expenses and efficiency

The decrease in operating expenses (-15.0% QoQ) was due to: (i) lower administrative and general expenses, which was mainly attributable to seasonality in 4Q; and (ii) the fact that in 4Q, non-recurring expenses were incurred that will be explained later in this report. Consequently, the efficiency ratio2 was situated at 40.7%, which falls below the 43.3% reported in 4Q14. In YoY terms, operating expenses increased +14.9%, which was in line with Credicorp’s businesses organic growth as well as the incorporation of Mibanco’s results.

Operating expenses	Quarter			% Change
S/. (000)	1Q14	4Q14	1Q15	QoQ	YoY
Salaries and employees benefits	607,232	680,338	715,195	5.1%	17.8%
Administrative, general and tax expenses	391,462	566,463	431,167	-23.9%	10.1%
Depreciation and amortizacion	94,789	129,616	108,393	-16.4%	14.4%
Other expenses	34,728	148,227	41,115	-72.3%	18.4%
Total operating expenses	1,128,212	1,524,644	1,295,870	-15.0%	14.9%
Reported efficiency ratio	40.8%	43.3%	40.7%

3 Efficiency ratio is calculated using the following formula:

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Operating expenses fell -15.0% QoQ due to:

(i)	the decrease in Administrative and General Expenses (-23.9% QoQ), which was due mainly to a seasonal effect at year-end;

(ii)	the decline in Depreciation and Amortization expenses (-16.4% QoQ) due to the amortization of the Edyficar brand in 4Q14, after the fusion with Mibanco; and

(iii)	the reduction in Other Expenses (-72.3%) due to the fact that in 4Q14, non-recurring expenses were recorded that were associated with (i) implementing Edyficar’s business model in Mibanco, (ii) the decision to close Tarjeta Naranja; and (iii) lower valuations of Calls and Puts at Credicorp Capital due to the acquisition of IM Trust and Credicorp Capital Colombia.

The YoY evolution of operating expenses (+14.9%), was due to higher expenses in Salaries and Employee Benefits (+17.8%) followed by Administrative and General Expenses (+10.1%). This scenario was mainly attributable to the incorporation of Mibanco and business organic growth.

In this context, administrative and general expenses fell -23.9% QoQ, which was fundamentally due to lower expenses in (i) Marketing (-36.4% QoQ), which was in line with seasonality in the last quarter of 2014; followed by (ii) Consultants (-55.2%) given that this item posts the majority of its expenses at year-end. The decrease in expenses was also due, in a lesser extent, to (iii) Systems (-13.3% QoQ) due to a decrease in expenses for maintenance and support for computer equipment.

When analyzing, it is important to keep in mind that 43.4% of Credicorp’s administrative and general expenses are incurred in US Dollars. As such, if we exclude the appreciation of the dollar in 1Q15 (3.68%), these expenses fall even more (-25.1% QoQ).

The table below contains details on Administrative and General Expenses:

Administrative and General Expenses	Quarter				Change
S/. (000)	4Q14%		1Q15%		QoQ
Marketing	87,279	15%	55,543	13%	-36.4%
Systems	51,613	9%	44,752	10%	-13.3%
Systems Outsourcing	51,399	9%	45,597	11%	-11.3%
Channels	42,984	8%	41,288	10%	-3.9%
Insfrastructure	53,565	9%	53,777	12%	0.4%
Communications	30,701	5%	25,504	6%	-16.9%
Consulting	36,755	6%	16,482	4%	-55.2%
Rent	40,135	7%	40,648	9%	1.3%
Minor Expenses	71,435	13%	49,154	11%	-31.2%
Others*	44,190	8%	7,934	2%	-82.0%
Taxes and Contributions	56,407	10%	50,488	12%	-10.5%
Total Administrative and General Expenses	566,463	100%	431,167	100%	-23.9%

* Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation

The aforementioned, helped offset the increase (+5.1% QoQ) in salaries and employee benefits expense. This was due primarily to the fact that in 4Q14, few provisions were set aside for Additional Profit Sharing (PUA by its Spanish initials). The YoY analysis reveals that this item registered an increase of +17.8%, which was in line with an increase in the number of employees due to the acquisition of Mibanco and business organic growth.

Other expenses, which are not included in the efficiency ratio, fell -72.3% QoQ. This was primarily due to the fact that more expenses were incurred in 4Q14 due to (i) the implementation of Edyficar’s model in Mibanco (S/. 39.6 million), which generated expenses for system migration, branch closings, staff liquidation, among others; (ii) the decision to close Tarjeta Naranja (S/. 25.8 million); and (iii) a decrease in the valuation of Calls and Puts in Credicorp Capital due to the acquisition of IM Trust and Credicorp Capital Colombia (S/. 24.0 million).

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Depreciation and Amortization fell -16.4% QoQ due to the fact that in 4Q14, the Edyficar brand was amortized. In the YoY analysis this line increased +14.4% due to business growth, which was primarily attributable to the acquisition of Mibanco.

The following table shows the composition of the efficiency ratio by subsidiary:

	BCP Stand Alone	Mibanco (1)	BCP Bolivia	ASB	PGA	Prima	Credicorp Capital	Credicorp
1Q14	43.8%	56.2%	62.3%	21.5%	19.7%	41.6%	99.4%	40.8%
4Q14	45.0%	61.1%	61.7%	27.3%	18.7%	45.6%	107.5%	43.3%
1Q15	39.7%	60.5%	65.3%	28.0%	16.4%	41.9%	74.7%	40.7%
Var. 1Q15 / 1Q14	-420 bps	+430 bps	+300 bps	+ 650 bps	-330 bps	+30 bps	-2,470 bps	-10 bps
Var. 1Q15 / 4Q14	-530 bps	-60 bps	+360 bps	+ 70 bps	-230 bps	-370 bps	-3,280 bps	- 260 bps

(1) Includes Edyficar

The efficiency ratio was situated at 40.7% at the end of 1Q15, which fall below the figure posted in 4Q14 (43.3%). This ratio fell due to a decrease in general and administrative expenses (QoQ), which was basically due to the fact that expenses for marketing campaigns in the last quarter of 2014 were high and fewer expenses for consultancy were registered this quarter.

It is important to note that the deterioration in the efficiency ratio of BCP Bolivia (65.3% in 1Q15 vs. 61.7% in 4Q14) was due to a drop in income for foreign exchange transactions because US Dollars are currently scarce in the Bolivian exchange rate market.

On the other hand, the improvement in Grupo Pacifico’s efficiency ratio (16.4% in 1Q15 vs 18.7% in 4Q14) was attributable to i) the accounting effect generated by registering the EPS business’ results in a different line after the JV with Banmedica, the latter resulted in a reduction of Grupo Pacifico’s income and expense; and (ii) to the better performance in the management and control of their resources.

9.	Regulatory capital

9.1   Regulatory Capital –BAP

Regulatory Capital and Capital Adequacy Ratios		Balance as of		% Change
S/. 000	Mar 14	Dec 14	Mar 15 (5)	Mar 15/Dec 14	Mar 15/ Mar 14
Total Regulatory Capital (A)	15,576,434	16,163,065	17,561,388	8.7%	12.7%

Tier I (1)	9,265,997	9,423,143	10,478,862	11.2%	13.1%
Tier II (2) + Tier III (3)	6,310,437	6,739,922	7,082,526	5.1%	112.2%

Total Regulatory Capital Requirements (B)	12,191,973	14,160,347	14,959,180	5.6%	22.7%
Regulatory Capital Ratio (A) / (B)	1.28	1.14	1.17	2.8%	-8.1%
Required Regulatory Capital Ratio (4)	1.00	1.00	1.00

(1) Tier II = Capital + Restricted capital Reserves + tier I capital stock and reserves from minority interest - Goodwill - (0.5 x Investment in equity and subordinated debt of financial and insurance companies) + Perpetual subordinated debt.

(2) Tier II = Subordinated debt + minority interest tier II capital stock and reserves + Loan loss reserves - (0.5 x Investment in equity and subordinated debt of financial and insurance companies).

(3) Tier III = Subordinated debt covering market risk only.

(4) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

(5) Preliminary figures

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In general terms Credicorp has maintained a comfortable capitalization level that is equivalent to 1.17 times the capital required by the Peruvian regulator. This ratio slightly increased above the figure reported at the end of 4Q14, mainly because regulatory capital grew at a higher rate (+8.7% QoQ) than regulatory capital requirements (+5.6% QoQ). The increase QoQ in regulatory capital resulted from i) a smaller deduction from our regulatory capital due to our reduced participation in EPS business down to 50%; and ii) the increase in reserves made in March 2015 as part of the distribution of net income generated in 2014.

A YoY analysis, shows a reduction in the regulatory capital ratio (1.28 in 1Q14 vs. 1.17 in 1Q15) as a result of higher increase in capital requirements (+ 22.7% YoY) than in regulatory capital (+ 12.7% YoY). The increase in the former came from the Financial Consolidated Group, and it is mainly explained by higher risk weighted assets (RWAs) from credit risk at BCP stand-alone, which in turn are related to loan growth of +18.3% YoY (measured in year-end balances and based on results in Peru GAAP).

It is also important to note that Tier 1 represents 59.7% of Credicorp’s total regulatory capital (similar to 58.3% in 4Q14).

Additionally, the majority of the capital requirement (93.9%) is associated with its financial business, and in particular more than 75% of the group’s total regulatory capital requirement is concentrated in BCP

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9.2 Regulatory Capital –BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios		Balance as of		% Change
S/. 000	1Q14	4Q14	1Q15	1Q15 / 4Q14	1Q15 / 1Q14
Capital Stock	4,722,752	4,722,752	5,854,051	24.0%	24.0%
Legal and Other capital reserves	2,761,777	2,761,777	3,157,732	14.3%	14.3%
Accumulated earnings with capitalization agreement	-	1,000,000	-	-1.00	-
Loan loss reserves (1)	866,640	1,007,150	1,040,271	3.3%	20.0%
Perpetual subordinated debt	702,000	746,500	774,000	3.7%	10.3%
Subordinated Debt	3,956,638	4,146,707	4,240,862	2.3%	7.2%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,410,688)	(1,559,037)	(1,691,429)	8.5%	19.9%
Investment in subsidiaries and others	1,948,908	2,186,066	1,823,790	-16.6%	-6.4%
Unrealized profit and net income in subsidiaries	538,219	627,029	132,361	-78.9%	-75.4%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	11,477,035	12,703,767	13,253,404	4.3%	15.5%

Tier 1 (2)	7,628,212	8,642,942	8,884,166	2.8%	16.5%
Tier 2 (3) + Tier 3 (4)	3,848,823	4,060,825	4,369,238	7.6%	13.5%

Total risk-weighted assets	76,152,247	87,938,922	91,100,741	3.6%	19.6%
Market risk-weighted assets (5)	1,796,780	1,189,463	1,414,538	18.9%	-21.3%
Credit risk-weighted assets	69,331,182	80,572,032	83,221,663	3.3%	20.0%
Operational risk-weighted assets	5,024,285	6,177,426	6,464,540	4.6%	28.7%

Total capital requirement	8,843,183	10,546,528	10,866,089	3.0%	22.9%
Market risk capital requirement (5)	179,678	118,946	141,454	18.9%	-21.3%
Credit risk capital requirement	6,933,118	8,057,203	8,322,166	3.3%	20.0%
Operational risk capital requirement	502,429	617,743	646,454	4.6%	28.7%
Additional capital requirements	1,227,958	1,752,636	1,756,015	0.2%	43.0%

Capital ratios
Tier 1 ratio (6)	10.02%	9.83%	9.75%
Common Equity Tier 1 ratio (7)	6.92%	7.45%	7.84%
BIS ratio (8)	15.07%	14.45%	14.55%
Risk-weighted assets / Regulatory Capital (9)	6.64	6.92	6.87

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital +Reserves 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax assets that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 0.8 (since July 2013)

At the end of 1Q15, the BIS ratio was situated at 14.55%. This figure is higher that the one reported at the end of 4Q14 (14.45%) and was due to the +4.3% QoQ increase in regulatory capital, which outweighed the increase in RWAs (+3.6% QoQ). It is important to note that the increase in regulatory capital was due primarily to agreements made in the Annual General Meeting of March 2015, where a capital and legal reserves increase was made. On the other hand, the increase in RWAs, was due to credit risk (+3.3% QoQ), which was in line with the +3.6% growth posted in BCP loans (measured in quarter-end balances and based on results in local accounting).

30

Tier 1 ratio fell, going form 9.83% in 4Q14 to 9.75% in 1Q15. This was due primarily to the evolution of RWAs versus the evolution of Tier 1 (+2.8% QoQ). Tier 1 Common Equity ratio, which is considered the most stringent capital ratio, registered a slight QoQ improvement, going from 7.45% in 4Q14 to 7.84% in 1Q15 due to a smaller a deduction because of the transfer of BCI Chile to Credicorp, besides the exercise’s retained earnings growth.

10.	Distribution channels

Distribution channels at BCP, Mibanco and BCP Bolivia posted a total of 8,132 points of access at the end of 1Q15, which represents a decline of -31.5% QoQ. The aforementioned was due primarily to the terms of agreements that Mibanco had for Mibanco Agents, until 2014, and to shut downs of this bank’s ATMs to develop synergies after the consolidation. Consequently, Mibanco now has access to BCP’s distribution channels.

Additionally, BCP cut the number of Agentes BCP by -7.4% QoQ. The reduction was made mostly outside Lima, and is part of the bank’s efforts to make these channels more profitable.

	Balance as of			Change %
	1Q14	4Q14	1Q15	QoQ	YoY
Branches	415	437	448	2.5%	8.0%
ATMs	2,153	2,226	2,229	0.1%	3.5%
Agentes BCP	5,653	5,157	4,774	-7.4%	-15.5%
Total BCP's Network	8,221	7,820	7,451	-4.7%	-9.4%
Branches (1)	195	328	327	-0.3%	-
ATMs	-	72	-	-100.0%	-
Agentes Mibanco	-	3,298	-	-100.0%	-
Total Mibanco's Network	195	3,698	327	-91.2%	-
Total Peru's Network	8,416	11,518	7,778	-32.5%	-
Branches	46	46	46	0.0%	0.0%
ATMs	50	62	61	-1.6%	22.0%
Agentes BCP Bolivia	244	247	247	0.0%	1.2%
Total Bolivia's Network	340	355	354	-0.3%	4.1%
Total BCP Consolidated Network	8,756	11,873	8,132	-31.5%	-7.1%

(1) Includes Edyficar for 1Q14 and 4Q14.

Source: BCP

11.	Economic outlook

Economic activity

We have revised our forecast for GDP growth in 2015 downward from 4.0% to 3.5%. This year, economic growth will top 2014’s figure (2.4%) and 2016 would show even higher growth

We have revised our estimate after accounting for the following:

▪	The global economy performed below expectations during the first quarter, especially in China, where growth came at 7.0% (its weakest in six years). As a result, export prices fell and depreciatory pressures increased.

▪	According to the latest Survey of Macroeconomic Expectations conducted by the Central Bank, 14 out of 20 confidence indicators fell in March (compared to February).

31

▪	Public investment fell 28.7% YoY in 1Q15. Despite central government investment growing 19% YoY in the first three months of 2015, the decline at the sub-national level was greater than expected, falling 51% YoY and 49% YoY at the regional and local levels, respectively, as new authorities took office at the beginning of the year.

Quarterly results

GDP will grow between 1.5% and 2.0% YoY in 1Q15. Nonetheless, with a recovery in the primary sectors (fishing, mining, agriculture and livestock), an upturn in public investment and the development of big infrastructure projects, GDP could grow around 5.0% YoY in 4Q15, which compares favorably with the 1.0% expansion posted in 4Q14. Risk factors to monitor in 2015: the El Niño phenomenon, low budget execution of public expenditure, the delay of private investment projects and development on concession projects and the pre-electoral year (Apr-16: next presidential elections).

32

Primary and non-primary sectors

The primary sectors will show a clear recovery (3.8%) after falling 2.3% in 2014; this will add 1.1 percentage points to economic growth in 2015.

The fishing sector will improve significantly as the anchovy biomass increases. Nonetheless, the possibility of a weak to moderate El Niño poses a risk for the fishing industry. Mining production will grow more than 5.0% this year due to an increase in production at copper mines such as Toromocho and Antamina, and the fact that operations are slated to begin at the Constancia project.

The non-primary sector will show a different dynamic, growing at a similar pace as in 2014 (3.6% YoY). Construction will improve on an annual basis. The implementation of infrastructure projects and expected increases in government spending over the upcoming quarters will be the main drivers. In contrast, commerce and services, being more vulnerable to changes in consumption, may continue to decelerate in line with the reduction in household spending due to lower consumer confidence and slower job growth. In this context, commerce and services will grow 3.4% and 5.0% respectively.

2015 GDP Growth (contribution in percentage points)	GDP (% change YoY)

Private investment and private consumption

▪	This may be the fourth consecutive year that the terms of trade fall (-0.7%), which will have a negative impact on national income and private investment and, consequently, on employment and consumption.

▪	Private investment can grow 1.5% in 2015 (after falling 1.6% in 2014), led by infrastructure investment (explained mainly by Line 2 of the Metro, the Energy Node in the South and Peruvian South Pipeline), which will offset the decline in mining investment. Nevertheless, there is a risk of delays: work in the Metro, which was slated to start at the beginning of the year, is expected to take place in the second semester.

▪	The reduction in personal income taxes and lower fuel prices will be key factors in mitigating the deceleration in private consumption, which grew 3.6% in the 4Q14 (at the slowest pace since 2Q09). Job creation in Lima grew 0.1% MoM in March.

33

Fiscal accounts

The Ministry of Economy and Finance (MEF) aims to achieve a fiscal deficit of 2% of GDP this year. An increase in the deficit with regard to 2014 (-0.1% of GDP) will be attributable to a decrease in structural and transitory revenues. MEF expects a fiscal “impulse” of one point of GDP (0.8 points in lower tax revenues and 0.2 points in increased spending), which is similar in magnitude to the fiscal policy response of 2009. Due to implementation problems at the sub-national level, the fiscal deficit could be lower. Peru’s public debt is equivalent to 20% of GDP while fiscal savings represent 15% of GDP. The Ministry of Economy and Finance (MEF) aims to achieve a fiscal deficit of 2% of GDP this year.

On November 2014, MEF launched a fiscal stimulus plan equivalent to 2.2% of GDP that includes measures to increase spending (1.4% of GDP) and cut taxes (income tax for lower income workers was reduced along with the corporate income tax rate, which was reduced from 30% to 28% to encourage reinvestment of profits; alongside these measures, the tax rate on dividends was increased).

34

External accounts

In 2015, lower international prices could generate a current account deficit of roughly -3.8% of GDP in 2015, similar to 2014 levels (4.1% of GDP).

In 2015 the trade deficit will be US$ 1,031 million, below the US$ 1,480 million deficit recorded in 2014. We expect exports to reach US$ 37.0 billion (-5.9% compared to 2014) due to a drop in international metal prices (export prices will fall 8.8%). Nonetheless, as new mining projects begin operations (Constancia), existing projects ramp up production (Toromocho, Antamina) and fishing improves (the probable occurrence of El Niño represents a downside risk), export volumes could grow 3.8%. Imports are expected to reach US$ 38.0 billion (-10% compared to 2014), due to lower prices (import prices will fall 8.2%), especially in the case of oil (-47% since its peak in June 2014).

Lower international prices mean that the country will continue to run a trade deficit, which will contribute to a current account deficit of 3.8% of GDP in 2015. This level will be slightly lower than that recorded in 2014 (4.1%). It is also important to note that last year a windfall tax was recorded for income from non-domestic companies (US$ 570.8 million in 3Q14 and US$ 435.7 million in 4Q14).

Inflation

In March 2015, inflation was 3.07%, above the Central Bank’s target range (2.0% +/- 1.0%). In April upside surprises could register to food supply shocks (natural disasters and sea warming could affect agriculture and fishing, respectively) and the partial rise in fuel prices. We expect inflation to stand around 2.5% by year-end (within the BCRP’s target range: 1 – 3%) as negative supply shocks dissipate, although the impact of the El Niño phenomenon and greater depreciation could pose upside risks.

Monetary policy

BCRP left its reference rate unchanged at 3.25% in a context where the economy is still weak, inflation is at the upper limit of the target range of BCRP and upward pressures are piling up on the exchange rate. The central bank also modified its policy stance from dovish to neutral. The decision reflected concerns about the impact that the El Niño might have on inflation and growing depreciatory pressures.

35

Given loan dollarization (39%) levels, the risks of an accelerated depreciation have limited more aggressive monetary policy measures. In response, BCRP has been implementing measures to reduce loan dollarization by 10.0% by year-end (compared to Sep-13 levels).

In addition, the chief economist of the central bank, Adrián Armas, suggested that further policy measures will likely respond to incoming data. Nevertheless, the Central Bank is likely to continue with further cuts in reserve requirements, currently at 7.0% (the legal limit is 6.0%)

The exchange rate could reach United Stated dollars / Nuevos soles 3.25

▪	The depreciatory pressures observed in the second half of 2014 rose significantly in 1Q15: the local currency has depreciated more than 5.0% YTD (12% YoY), going from United Stated dollars / Nuevos soles 2.97 to United Stated dollars / Nuevos soles 3.13 by the end of April.

▪	By the end of the year we expect the exchange rate to reach United Stated dollars / Nuevos soles 3.20 - 3.25. BCRP is expected to allow more exchange rate volatility in the future and will decrease its intervention in the exchange rate market as the de-dollarization process continues.

36

Peru	2010	2011	2012	2013	2014	2015e
GDP (US$ million)	146,819	171,527	192,614	203,868	201,423	194,234
Real GDP (% change)	8.5	6.5	6.0	5.8	2.4	3.5
GDP per capita (US$)	5,205	5,883	6,550	6,674	6,586	6,257
Internal demand (% change)	14.9	7.7	8	7	2.0	2.9
Total consumption (% change)	8.7	6.0	6.1	5.4	4.1	4.0
Gross fixed investment (as % GDP)	25.1	24	25.8	26.6	25.8	25.4
Public Debt (as % GDP)	24.3	22.1	20.4	19.6	20.1	-
System loan growth (% change)(1)	18.8	17	12.3	17.6	13.9	-
Inflation(2)	2.1	4.7	2.6	2.9	3.2	2.5
Reference Rate	3.0	4.25	4.25	4.0	3.5	-
Exchange rate, end of period	2.809	2.696	2.550	2.795	2.98	3.20
Exchange rate, (% change)	-2.8%	-4.0%	-5.4%	9.6%	6.5%	7.4%
Fiscal balance (% GDP)	-0.2	2	2.3	0.9	-0.1	-1.5
Trade balance (US$ million)	6,998	9,224	5,234	257	-1,480	-1,031
Exports	35,803	46,376	46,367	42,474	39,326	37,166
Imports	28,815	37,152	41,135	42,217	40,807	38,197
Current account balance (US$ million)	-3,545	-3,177	-6,281	-8,829	-8,234	-7,381
(As % GDP)	-2.4	-1.9	-3.3	-4.4	-4.1	-3.8
Net international reserves (US$ million)	44,105	48,816	63,991	65,663	62,308	60,455
(As % GDP)	30%	28%	33%	32%	31%	31%
(As months of imports)	18	16	19	19	18	19

37

12.	Appendix

12.1   BCP Consolidated financial statements

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/. thousands, IFRS)

	As of			Change %
	Mar-14	Dec-14	Mar-15	QoQ	YoY

ASSETS
Cash and due from banks	22,823,078	24,774,780	26,100,819	5.4%	14.4%
Cash and BCRP	19,188,564	18,547,244	16,505,236	-11.0%	-14.0%
Deposits in other Banks	3,130,694	6,196,766	9,548,727	54.1%	205.0%
Interbanks	498,207	30,002	40,993	36.6%	-91.8%
Accrued interest on cash and due from banks	5,613	768	5,863	663.4%	4.5%

Marketable securities, net	1,311,669	1,967,385	2,182,561	10.9%	66.4%

Loans	68,322,000	77,521,459	79,930,967	3.1%	17.0%
Current	66,499,323	75,513,882	77,824,712	3.1%	17.0%
Past Due	1,822,677	2,007,577	2,106,255	4.9%	15.6%
Less - net provisions for possible loan losses	(2,945,030)	(3,307,250)	(3,465,241)	4.8%	17.7%
Loans, net	65,376,970	74,214,209	76,465,726	3.0%	17.0%

Investment securities available for sale and held to maturity	11,725,243	9,697,529	10,782,342	11.2%	-8.0%
Property, plant and equipment, net	1,488,120	1,582,040	1,771,321	12.0%	19.0%
Due from customers acceptances	135,841	167,654	169,480	1.1%	24.8%
Other assets	4,214,967	3,728,026	4,508,501	20.9%	7.0%

Total assets	107,075,888	116,131,623	121,980,750	5.0%	13.9%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	70,904,942	72,863,246	75,240,706	3.3%	6.1%
Demand deposits	21,940,574	23,788,719	26,887,935	13.0%	22.5%
Saving deposits	19,690,923	21,214,171	22,311,656	5.2%	13.3%
Time deposits	22,791,626	20,864,602	19,623,112	-6.0%	-13.9%
Severance indemnity deposits (CTS)	6,251,380	6,763,832	6,204,360	-8.3%	-0.8%
Interest payable	230,439	231,922	213,643	-7.9%	-7.3%

Due to banks and correspondents	12,613,264	17,805,105	19,456,759	9.3%	54.3%
Bonds and subordinated debt	12,294,925	12,891,764	13,400,119	3.9%	9.0%
Acceptances outstanding	135,841	167,654	169,480	1.1%	24.8%
Other liabilities	2,300,086	2,315,760	3,433,348	48.3%	49.3%

Total liabilities	98,249,058	106,043,529	111,700,412	5.3%	13.7%

Net shareholders' equity	8,479,823	9,930,296	10,130,944	2.0%	19.5%
Capital stock	4,429,372	4,429,372	5,560,671	25.5%	25.5%
Reserves	2,542,915	2,542,915	2,938,870	15.6%	15.6%
Unrealized Gains and Losses	433,993	378,253	100,750	-73.4%	-76.8%
Retained Earnings	631,001	631,001	671,420	6.4%	6.4%
Income for the year	442,542	1,948,755	859,233	-55.9%	94.2%

Minority interest	347,007	157,798	149,394	-5.3%	-56.9%

Total liabilities and net shareholders' equity	107,075,888	116,131,623	121,980,750	5.0%	13.9%

Off-balance sheet	45,235,647	59,119,238	60,665,354	2.6%	34.1%

38

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

	Quarter			Change %
	1Q14	4Q14	1Q15	QoQ	YoY

Interest income and expense
Interest and dividend income	1,757,227	2,151,241	2,226,357	3.5%	26.7%
Interest expense	(466,230)	(539,436)	(553,005)	2.5%	18.6%
Net interest and dividend income	1,290,997	1,611,805	1,673,352	3.8%	29.6%
Net provision for loan losses	(365,020)	(437,827)	(502,165)	14.7%	37.6%

Non financial income
Fee income	471,986	523,265	513,006	-2.0%	8.7%
Net gain on foreign exchange transactions	125,967	173,979	187,566	7.8%	48.9%
Net gain on sales of securities	2,173	5,656	409,819	-	-
Other	10,782	16,914	14,739	-12.9%	36.7%
Total non financial income, net	610,908	719,814	1,125,130	56.3%	84.2%

Operating expenses
Salaries and employees benefits	(472,524)	(537,658)	(582,921)	8.4%	23.4%
Administrative expenses	(298,278)	(469,831)	(327,197)	-30.4%	9.7%
Depreciation and amortization	(72,936)	(100,638)	(87,011)	-13.5%	19.3%
Other	(25,526)	(78,071)	(67,067)	-14.1%	162.7%
Total operating expenses	(869,264)	(1,186,198)	(1,064,196)	-10.3%	22.4%

Operating income	667,621	707,594	1,232,121	74.1%	84.6%
Translation result	(1,947)	11,449	(1,342)	-111.7%	-31.1%
Income taxes	(186,813)	(273,761)	(369,743)	35.1%	97.9%
Minority interest	(743)	6,512	(1,805)	-127.7%	142.9%
Net income	478,118	451,794	859,231	90.2%	79.7%

39

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

		Quarter
	1Q14	4Q14	1Q15

Profitability
Net income per common share (US$ per share)(1)	0.10	0.10	0.18
Net interest margin on interest earning assets (2)	5.4%	5.94%	5.98%
Return on average total assets (2)(3)	1.9%	1.6%	2.9%
Return on average shareholders' equity (2)(3)	22.8%	18.6%	34.3%
No. of outstanding shares (millions)	4,722.75	4,722.75	4,722.75

Quality of loan portfolio
PDL ratio	2.67%	2.59%	2.64%
NPL ratio	3.37%	3.43%	3.47%
Coverage of PDLs	161.6%	164.7%	164.5%
Coverage of NPLs	128.0%	124.6%	124.8%
Cost of risk (4)	2.14%	2.26%	2.51%

Operating efficiency
Oper. expenses as a percent. of total income - reported (5)	44.7%	48.0%	42.0%
Oper. expenses as a percent. of av. tot. Assets (2)(3)(5)	3.3%	3.9%	3.4%

Capital adequacy
Total Regulatory Capital (S/. Million)	11,477,035	12,703,767	13,253,404
Tier 1 ratio	10.02%	9.83%	9.75%
Common Equity Tier 1 ratio	6.92%	7.45%	7.84%
BIS ratio (6)	15.07%	14.45%	14.55%

Average balances (millions of S/.) (3)
Interest earning assets	96,083	108,569	111,849
Total Assets	102,783	114,966	119,056
Net shareholders´equity	8,393	9,722	10,031

(1) Shares outstanding of 4,722 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Cost of risk is calculated as following: (Net provisions * 4) / Total loans

(5) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(6) Regulatory Capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk

40

12.2   Mibanco

Mibanco	Quarter		% Change
S/. 000	4Q14*	1Q15	QoQ

BALANCE SHEET

Cash and fue from banks	1,427,064	1,266,468	-11.3%
Interbanks	19,442	-	-
Investment securities available for sale	1,304,469	1,442,203	10.6%

Loans	7,630,980	7,481,224	-2.0%
Current	7,029,978	6,879,553	-2.1%
Refinance	86,628	74,560	-13.9%
Past-due	428,227	448,953	4.8%
Less: net provision for possible loan losses	-817,295	-807,722	-1.2%
Net loans	6,813,685	6,673,502	-2.1%
Property, plant and equipment, net	165,200	244,480	48.0%
Other assets	688,432	698,682	1.5%
TOTAL ASSETS	10,418,293	10,325,335	-0.9%

Deposits and obligations	5,523,160	5,198,017	-5.9%
Interbanks	202,488	249,608	23.3%
Due to banks and correspondents	2,518,729	2,541,083	0.9%
Bonds ans subordinated debt	767,396	743,046	-3.2%
Other liabilities	263,870	421,980	59.9%

TOTAL LIABILITIES	9,275,642	9,153,733	-1.3%

EQUITY	1,142,650	1,171,602	2.5%
QUARTERLY INCOME STATEMENT

Interest income	466,475	457,226	-2.0%
Interest expense	-100,559	-97,258	-3.3%
Net interest income	365,916	359,968	-1.6%

Net provisions for laon losses	-107,321	-86,533	-19.4%

Net interest income after provisions	258,595	273,435	5.7%

Non financial income	14,511	19,596	35.0%
Fee income	9,466	9,314	-1.6%
Net gain on sale of securities	158	460	191.0%
Other income	4,888	9,822	101.0%

Operating expenses	-260,683	-234,258	-10.1%
Salaries and employees benefits	-153,679	-147,217	-4.2%
Administrative and general expenses	-45,394	-61,953	36.5%
Depreciation and amortization	-25,958	-16,384	-36.9%
Other operatin expenses	-35,652	-8,703	-75.6%

Traslation result	-8,548	-745	-91.3%

Income taxes	-14,403	-16,493	14.5%

NET INCOME	-10,528	41,535	-494.5%
RATIOS
Loans / Deposits	142.5%	148.2%
PDL ratio	5.61%	6.00%
NPL ratio	6.75%	7.00%
Coverage of PDL	190.9%	179.9%
Efficiency ratio	60.5%	62.1%
ROAE	-0	14.4%
Tier 1 ratio**	12.1%	11.8%
BIS ratio**	16.4%	16.8%
Branches	328	327
Employees	9,302	9,379

* Figures Proforma - Unaudited, according to IFRS, of Mibanco and Edyficar.

** Peru GAAP

41

12.3   BCP Bolivia

BCP Bolivia	Quarter			% Change
S/. 000	1Q14	4Q14	1Q15	QoQ	YoY
BALANCE SHEET
Cash and fue from banks	783,575	620,346	785,254	26.6%	0.2%
Investment securities available for sale	1,086,426	1,138,062	1,241,118	9.1%	14.2%
Loans	2,984,290	3,525,271	3,730,027	5.8%	25.0%
Current	2,927,278	3,455,947	3,650,833	5.6%	24.7%
Refinance	13,583	20,882	18,405	-11.9%	35.5%
Past-due	43,428	48,442	60,789	25.5%	40.0%
Less: net provision for possible loan losses	-112,682	-130,823	-139,402	6.6%	23.7%
Net loans	2,871,608	3,394,448	3,590,626	5.8%	25.0%
Property, plant and equipment, net	35,433	40,331	41,107	1.9%	16.0%
Other assets	48,874	52,686	57,461	9.1%	17.6%
TOTAL ASSETS	4,825,916	5,245,873	5,715,565	9.0%	18.4%
	-	-
Deposits and obligations	4,232,683	4,533,033	4,969,327	9.6%	17.4%
Due to banks and correspondents	31,561	30,118	29,637	-1.6%	-6.1%
Bonds ans subordinated debt	29,482	31,069	32,767	5.5%	11.1%
Other liabilities	123,086	153,382	197,665	28.9%	60.6%
	-	-
TOTAL LIABILITIES	4,416,812	4,747,602	5,229,396	10.1%	18.4%
	-	-
EQUITY	409,103	498,271	486,169	-2.4%	18.8%
QUARTERLY INCOME STATEMENT
Interest income	67,398	81,323	82,328	1.2%	22.2%
Interest expense	-16,690	-25,869	-26,022	0.6%	55.9%
Net interest income	50,708	55,454	56,306	1.5%	11.0%

Net provisions for laon losses	-3,147	-8,935	-5,142	-42.5%	63.4%

Net interest income after provisions	47,561	46,519	51,164	10.0%	7.6%

Non financial income	23,450	29,111	21,277	-26.9%	-9.3%
Fee income	18,976	19,474	17,708	-9.1%	-6.7%
Net gain on foreign exchange transactions	2,370	7,883			-100.0%
Net gain on sale of securities	1,792	741	562	-24.1%	-68.6%
Other income	311	1,014	134	-86.8%	-57.0%

Operating expenses	-46,269	-52,123	-50,748	-2.6%	9.7%
Salaries and employees benefits	-21,240	-20,740	-23,403	12.8%	10.2%
Administrative and general expenses	-20,995	-27,439	-23,677	-13.7%	12.8%
Depreciation and amortization	-2,632	-2,934	-3,121	6.4%	18.6%
Other operatin expenses	-1,403	-1,011	-547	-45.9%	-61.0%

Traslation result	99	-138	-147	6.1%	-247.9%

Income taxes	-8,998	-8,460	-6,886	-18.6%	-23.5%

NET INCOME	15,842	14,908	14,661	-1.7%	-7.5%
RATIOS
Loans / Deposits	70.5%	77.8%	75.1%
PDL ratio	1.46%	1.37%	1.63%
NPL ratio	1.91%	1.97%	2.12%
Coverage of PDL	259.5%	270.1%	229.3%
Efficiency ratio	62.3%	61.7%	65.3%
ROAE	15.6%	12.5%	11.9%
Branches	46	46	46
Agentes	50	62	61
ATM	244	247	247
Employees	1647	1,662	1,650

42

12.4   Atlantic Security Bank

ASB	Quarter			Change %
US$ million	1Q14	4Q14	1Q15	QoQ	YoY
Net interest income	9.5	9.7	9.7	0.1%	2.1%
Dividend income	0.2	0.7	0.3	-58.8%	32.2%
Fees and commissions from services	1.8	2.0	2.2	6.7%	19.1%
Net gains on foreign exchange transactions	0.0	-0.4	-0.5	20.0%	-
Total earnings	11.6	12.0	11.7	-3.1%	0.7%
Net Provisions	0.0	-2.6	-1.4	-47.5%	-
Net gains from sale of securities	1.4	1.0	-1.4	-245.5%	-197.9%
Other income	0.0	0.3	0.1	-69.1%	343.4%
Operating expenses	-2.5	-3.3	-2.6	-21.3%	6.7%
Net income	10.6	7.4	6.4	-13.7%	-39.5%
Net income/share	0.2	0.1	0.1	-13.7%	-39.5%
Contribution to Credicorp	10.6	7.4	6.4	-13.7%	-39.5%
Total loans	822.4	844.1	856.3	1.5%	4.1%
Total investments	873.8	887.5	902.4	1.7%	3.3%
Total assets	1,880.3	1,899.1	1,909.9	0.6%	1.6%
Total deposits	1,560.9	1,612.7	1,569.0	-2.7%	0.5%
Net shareholder's equity	180.3	212.0	189.8	-10.5%	5.3%

Interest earning assets

Interest earning assets*	Quarter			% Change
US$ million	1Q14	4Q14	1Q15	QoQ	YoY
Due from banks	145	132	113	-14.6%	-21.9%
Loans	822	844	856	1.5%	4.1%
Investments	786	779	805	3.3%	2.5%
Total interest-earning assets	1,753	1,755	1,774	1.1%	1.2%

(*) Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% Change
US$ million	1Q14	4Q14	1Q15	QoQ	YoY
Deposits	1561	1613	1569	-2.7%	0.5%
Borrowed Funds	82	51	88	72.2%	6.8%
Other liabilities	57	23	64	170.5%	11.3%
Total Liabilities	1,700	1,687	1,720	2.0%	1.2%

43

Assets under management and Deposits

Portfolio distribution as of March 2015

44

12.5 Grupo Pacífico

GRUPO PACIFICO (PGA)

(In thousand Nuevos Soles)

		Quarter		% Change
	1Q14	4Q14	1Q15	QoQ	YoY
Results
Written premiums	745,001	838,033	638,961	-23.8%	-14.2%
Ceded Premiums	95,043	140,153	86,369	-38.4%	-9.1%
Unearned premium reserves	114,947	107,815	141,995	31.7%	23.5%
Net earned premiums	535,010	590,066	410,598	-30.4%	-23.3%
Direct claims	380,299	388,997	253,515	-34.8%	-33.3%
Reinsurance ceded	-43,469	13,968	-21,240	-252.1%	-51.1%
Net claims	336,830	375,029	232,274	-38.1%	-31.0%
Paid commissions	115,194	122,076	115,057	-5.7%	-0.1%
Commissions received	-8,675	10,886	-12,790	-217.5%	47.4%
Net commissions	106,519	111,190	102,266	-8.0%	-4.0%
Underwriting expenses	29,761	40,674	24,816	-39.0%	-16.6%
Underwriting income	10,801	20,081	11,459	-42.9%	6.1%
Net underwriting expenses	18,960	20,593	13,357	-35.1%	-29.6%
Underwriting result before Medical Services	72,701	83,254	62,700	-24.7%	-13.8%

Medical Services gross margin	20,710	23,434	-	-100.0%	-100.0%

Financial income	70,211	75,221	79,541	5.7%	13.3%
Gains on sale of securities	11,875	2,389	855	-64.2%	-92.8%
Net property and rental income	5,339	6,679	7,934	18.8%	48.6%
(-) Financial expenses	7,102	9,272	3,494	-62.3%	-50.8%
Financial income, net	80,322	75,017	84,836	13.1%	5.6%

Salaries and benefits	58,398	57,588	38,608	-33.0%	-33.9%
Administrative expenses	68,012	82,677	50,126	-39.4%	-26.3%
Third party services	27,998	30,714	21,923	-28.6%	-21.7%
Management expenses	15,178	15,328	6,335	-58.7%	-58.3%
Provisions	14,279	19,863	12,596	-36.6%	-11.8%
Taxes	6,957	8,589	5,297	-38.3%	-23.9%
Other expenses	3,601	8,182	3,976	-51.4%	10.4%
Opertating expenses	126,410	140,265	88,734	-36.7%	-29.8%

Gain from Pacífico and Banmédica Join venture, net of tax	-		146,819	-	-

Other income	32,999	12,656	26,035	105.7%	-21.1%
Traslations results	490	2,122	4,177	96.8%	752.8%
Income tax	-11,846	-469	-44,615	9402.8%	276.6%

Net Income before minority interest	39,156	56,688	170,568	200.9%	335.6%
Minority interest	4,924	7,785	6,925	-11.0%	40.6%

Net income	34,232	48,904	163,643	234.6%	378.0%

Balance (end of period)
Total assets	7,895,296	8,656,376	8,785,361	1.5%	11.3%
Invesment on securities (1)	4,909,974	5,455,950	6,293,815	15.4%	28.2%
Technical reserves	5,136,815	5,549,005	5,624,277	1.4%	9.5%
Net equity	1,452,715	1,715,720	1,879,396	9.5%	29.4%

Ratios
Ceded	12.8%	16.7%	13.5%
Loss ratio	63.0%	63.6%	56.6%
Commissions + underwriting expenses, net / net earned premiums	23.5%	22.3%	28.2%
Underwriting results / net premiums earned	13.6%	14.1%	15.3%
Operating expenses / net premiums earned	23.6%	23.8%	21.6%
Return on equity (2)(3)	9.6%	11.8%	36.4%
Return on written premiums	4.6%	5.8%	25.6%

Combined ratio of PPS + PS (4)(5)	99.3%	100.4%	107.3%
Net claims / net earned premiums	68.6%	70.6%	70.7%
General expenses and commissions / net earned premiums	30.7%	29.8%	36.5%

(1) Doesn´t include investments in real estate.

(2) Annualized.

(3) Average are determined as the average of period - beginning and period ending.

(4) Without consolidated adjustments.

(5) EPS includes M édica, Doctor+, Clínica San Borja, Análisis Clínicos, Oncocare, Prosemedic, Clínica El Golf, Clínica Sanchez Ferrer and Centro Odontológico Americano.

45

In 2015, Grupo Pacifico signed an agreement with Banmedica to participate as equal partners in the Health Insurance and Health Services business. This partnership includes the private health insurance business (Medical assistance), which is sold through PPS, health insurance for payroll employees, which is sold by the EPS, and the subsidiaries that provide medical services. In exchange, Banmedica contributed US$ 57 million to the partnership along with its holdings, the Clínica San Felipe and Laboratorios ROE, which are both leading companies in the Peruvian health market.

This meant, that the group gave up its majority control over EPS. As such, this company and the medical subsidiaries will no longer consolidate with PPS and PV on the accounting balance, and will now be reported as an investment in securities. As we discussed early in the report, this partnership produced an extraordinary gain of S/. 107 million (after deferred taxes) due to the revaluation of this investment.

EPS

In 1Q15, EPS reported earnings of S/. 10.1 million, which tops the loss of - S/. 1.6 million reported in 4Q14. The improvement in this result was due, in order of importance, to the favorable evolution of medical subsidiaries followed by the insurance business.

Medical Subsidiaries

In 1Q15, the medical subsidiaries reported a significant increase in sales (+38% QoQ) due to the inclusion of income from Clinica San Felipe and Laboratorios Roe as well as higher occupancy levels in the clinics’ three main lines.. Consequently, the underwriting result registered an increase of 44% QoQ.

General expenses fell due to the improvement in expense efficiency levels as a result of: a) a spending control policy; b) a delay in procurement; and c) a decrease in uncollectible invoices.

In this context, the consolidated businesses reported before minority interest earnings of S/.7.4 million, which compares favorably with the loss of -S/. 0.3 million reported in 4Q14. This was due to the entry of two new business units; strategies to improve the underwriting result; and strict spending control in the rest of the businesses.

Insurance

In 1Q15, the insurance business reported net earnings of S/. 3.6 million, which compares favorably with the loss of - S/. 1.1 million registered in 4Q14. The aforementioned was due primarily to a significant improvement in the underwriting result (+39.6% QoQ) that was attributable to (i) higher premium turnover in the SCTR (Complementary Insurance for High Risk) and Group Health due to pricing adjustments and (ii) an improvement in the loss ratio, which was in line with the decrease in claims in the summer season.

It is important to note that Group Health and Obligatory insurance constituted 66.4% of EPS’s underwriting result while SCTR represented 33.6%.

General expenses registered a slight decline due to lower expenses for personnel, provisions for uncollectibles, and taxes.

46

EPS

(In thousand Nuevos Soles)

		Quarter		% Change
	1Q4	4Q14	1Q15	QoQ	YoY
Results
Written premiums	182,866	197,060	201,796	2.4%	10.4%
Ceded Premiums	-472	-182	-190	4.3%	-59.8%
Unearned premium reserves	-1,972	764	-1,797	-335.1%	-8.9%
Net earned premiums	180,422	197,643	199,810	1.1%	10.7%
Direct claims	-144,747	-171,332	-166,510	-2.8%	15.0%
Reinsurance ceded	789	-	-	-	-
Net claims	-143,958	-171,332	-166,510	-2.8%	15.7%
Paid commissions	-8,823	-7,910	-9,376	18.5%	6.3%
Commissions received	-	-	-	-	-
Net commissions	-8,823	-7,910	-9,376	18.5%	6.3%
Underwriting expenses	-3,949	-3,836	-3,438	-10.4%	-12.9%
Underwriting income	168	175	90	-48.2%	-46.3%
Net underwriting expenses	-3,781	-3,661	-3,347	-8.6%	-11.5%
Underwriting result	23,860	14,740	20,577	39.6%	-13.8%

Financial income	858	585	796	36.1%	-7.2%
Gains on sale of securities	256	-0	-
Net property and rental income	37	86	346	304.2%	841.9%
(-) Financial expenses	-574	-282	-302	7.0%	-47.4%
Financial income, net	577	388	840	116.6%	45.7%

Salaries and benefits	-10,813	-10,538	-9,947	-5.6%	-8.0%
Administrative expenses	-4,836	-5,454	-5,295	-2.9%	9.5%
Third party services	-6,932	-6,497	-6,870	5.7%	-0.9%
Management expenses	-1,559	-1,100	-1,138	3.5%	-27.0%
Provisions	-772	-1,324	-817	-38.3%	5.9%
Taxes	-329	-501	-187	-62.8%	-43.3%
Other expenses	4,755	3,969	3,718	-6.3%	-21.8%
Opertating expenses	-15,650	-15,991	-15,242	-4.7%	-2.6%

Other income	29	950	487	-48.7%	1592.6%
Traslations results	-5	-168	111	-166.1%	-2563.6%
Income tax	-2,313	-1,008	-3,156	213.2%	36.4%

Net income before medical services	6,498	-1,089	3,618	-432.3%	-44.3%
	-	-	-
Net income of medical services	355	-517	6,459	1348.4%	1719.9%
	-	-	-
Net income EPS	6,853	-1,606	10,077	-727.3%	47.0%

47

12.6   Prima AFP

Prima		Quarter		% Change
S/. 000	1Q14	4Q14	1Q15	QoQ	YoY
BALANCE SHEET

Cash and fue from banks	123,175	167,654	207,917	24.0%	68.8%
Investment securities available for sale	291,865	326,989	333,943	2.1%	14.4%
Intangible	289,678	281,909	278,059	-1.4%	-4.0%
Property, plant and equipment, net	5,164	3,944	3,670	-6.9%	-28.9%
Other assets	153,591	132,264	147,644	11.6%	-3.9%
TOTAL ASSETS	863,473	912,761	971,233	6.4%	12.5%
	-	-
Deposits and obligations	4,929	1,767	-	-100.0%	-100.0%
Due to banks and correspondents	67,756	64,913	60,701	-6.5%	-10.4%
Other liabilities	347,088	250,120	448,996	79.5%	29.4%
	-	-
TOTAL LIABILITIES	419,773	316,799	509,697	60.9%	21.4%
	-	-
EQUITY	443,701	595,962	461,536	-22.6%	4.0%
QUARTERLY INCOME STATEMENT

Fee income	97,247	97,534	98,394	0.9%	1.2%

Administrative expenses	-35,456	-38,532	-37,012	-3.9%	4.4%

Depreciation and amortization	-5,016	-5,498	-4,880	-11.2%	-2.7%

Other income/ expenses	-627	-2,204	956	-143.4%	-252.5%

Traslation result	9	50	-95	-290.9%	-1160.6%

Income taxes	-18,031	-14,263	-17,076	19.7%	-5.3%

NET INCOME	38,127	37,086	40,287	8.6%	5.7%
RATIOS
Efficiency ratio	36.5%	39.5%	37.6%
ROAE	32.3%	26.2%	30.5%

Funds under Management

Funds under management	Dec 14	% share	Mar 15	% share
Fund 1	4,424	12.0%	4,599	12.1%
Fund 2	24,264	66.0%	25,228	66.5%
Fund 3	8,053	21.9%	8,129	21.4%
Total S/. Million	36,741	100%	37,956	100%

Source: SBS.

48

Nominal Profitability over the last 12 months

	Dec 14 / Dec 13	Mar 15/ Mar 14
Fund 1	7.80%	9.2%
Fund 2	9.60%	11.1%
Fund 3	7.60%	8.7%

AFP Commissions

Fee based on flow	1.60%	applied to the affiliates' monthly remuneration
Mixed fee
Flow	1.19%	applied to the affiliates' monthly remuneration (since February 2015. Before 1.51%)
Balance	1.25%	applied to the new balance since february 2013 for new affiliates to the system and beginning June 2013 for old affiliates who have chosen this commission scheme.

Main Indicators

Quarterly main indicators and	Prima	Sistema	Part.	Prima	Sistema	Part.
market share	4Q14	4Q14	4Q14%	1Q15	1Q15	1Q15%
Affiliates	1,460,015	5,727,865	25.5%	1,457,713	5,789,608	25.2%
New affiliations (1)	1	58,817	0.0%	-	71,671	0.0%
Funds under management (S/. Million)	36,741	114,503	32.1%	37,957	118,500	32.0%
Collections (S/. Million) (1)	688	2,084	33.0%	714	2,146	33.3%
Voluntary contributions (S/. Million) (2)	256	580	44.1%	267	591	45.2%
RAM (S/. Million) (3)	2,048	6,165	33.2%	2,076	6,310	32.9%

Source: SBS

(1) Accumulated to the quarter. Prima AFP's ne affiliations correponds to fishing workers.

(2) 1Q15 figures as of february 2015.

(3) Prima estrimates as of march 2015.

(3) Prima AFP estimate: average of aggregated income during the last 4 months excluding special collections and voluntary contribution fees.

49

12.7   EEFF Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/. thousands, IFRS)

		As of
	Mar-14	Dec-14	Mar-15	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	3,274,105	4,351,596	4,928,093	13.2%	50.5%
Interest bearing	20,094,130	21,161,164	21,839,400	3.2%	8.7%
Total cash and due from banks	23,368,234	25,512,760	26,767,493	4.9%	14.5%

Trading securities, net	1,818,592	2,824,442	2,847,236	0.8%	56.6%

Loans	70,447,216	79,889,948	81,620,723	2.2%	15.9%
Current	68,623,076	77,880,838	79,512,894	2.1%	15.9%
Past due	1,824,140	2,009,109	2,107,829	4.9%	15.6%
Less - net provisions for possible loan losses	(2,946,798)	(3,308,220)	(3,466,341)	4.8%	17.6%
Loans, net	67,500,418	76,581,728	78,154,382	2.1%	15.8%

Investments securities available for sale	18,773,541	15,787,619	17,905,751	13.4%	-4.6%
Investments held to maturity	1,034,885	2,669,778	2,640,261	-1.1%	155.1%
Reinsurance assets	570,200	468,137	455,668	-2.7%	-20.1%
Premiums and other policyholder receivables	561,438	578,297	622,377	7.6%	10.9%
Property, plant and equipment, net	2,104,130	2,062,744	1,904,196	-7.7%	-9.5%
Due from customers on acceptances	135,841	167,654	169,480	1.1%	24.8%
Investments in Associates	48,985	81,274	559,867	588.9%	1042.9%
Other assets	8,096,915	8,716,979	8,837,181	1.4%	9.1%

Total assets	124,013,179	135,451,411	140,863,892	4.0%	13.6%

LIABILITIES AND NET SHAREHOLDERS EQUITY
Deposits and Obligations
Non-interest bearing	19,288,739	20,574,593	21,498,770	4.5%	11.5%
Interest bearing	55,244,794	56,585,901	57,644,133	1.9%	4.3%
Total deposits and Obligations	74,533,533	77,160,494	79,142,903	2.6%	6.2%

Due to banks and correspondents	10,596,684	16,141,403	17,892,989	10.9%	68.9%
Acceptances outstanding	135,841	167,654	169,480	1.1%	24.8%
Reserves for property and casualty claims	1,024,244	780,867	800,687	2.5%	-21.8%
Reserves for unearned premiums	4,106,277	4,616,192	4,813,537	4.3%	17.2%
Reinsurance payable	159,396	220,910	329,464	49.1%	106.7%
Bonds and subordinated debt	15,075,214	15,096,612	15,560,444	3.1%	3.2%
Other liabilities	5,554,002	6,641,255	7,345,728	10.6%	32.3%
Total liabilities	111,185,191	120,825,387	126,055,232	4.3%	13.4%

Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(207,444)	(208,184)	(209,671)	0.7%	1.1%
Capital surplus	289,090	302,941	259,859	-14.2%	-10.1%
Reserves	9,314,193	9,316,314	11,133,305	19.5%	19.5%
Unrealized gains	580,953	789,940	853,673	8.1%	46.9%
Retained earnings	662,125	2,459,451	851,372	-65.4%	28.6%

Minority Interest	870,078	646,570	601,129	-7.0%	-30.9%

Total liabilities and net shareholders´ equity	124,013,179	135,451,411	140,863,892	4.0%	13.6%

Contingent credits	46,828,040	60,364,716	61,809,100	2.4%	32.0%

50

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

	Quarter			Change %
	1Q14	4Q14	1Q15	QoQ	YoY

Interest income and expense
Interest and dividend income	1,898,336	2,282,651	2,382,638	4.4%	25.5%
Interest expense	(496,613)	(571,253)	(591,854)	3.6%	19.2%
Net interest income	1,401,724	1,711,398	1,790,784	4.6%	27.8%

Net provisions for loan losses	(364,600)	(437,258)	(502,136)	14.8%	37.7%

Non financial income
Fee income	609,105	685,363	685,950	0.1%	12.6%
Net gain on foreign exchange transactions	132,189	187,945	200,446	6.7%	51.6%
Net gain on sales of securities	119,518	(38,271)	24,886	165.0%	-79.2%
Net gain from subsidiaries	-	-	146,818	-	-
Other	23,559	30,883	41,160	33.3%	74.7%
Total non financial income, net	884,371	865,920	1,099,260	26.9%	24.3%

Insurance premiums and claims
Net premiums earned	518,498	569,851	404,496	-29.0%	-22.0%
Net claims incurred	(336,830)	(375,056)	(237,205)	-36.8%	-29.6%
Net technical commissions and Expenses	(84,565)	(90,802)	(118,294)	30.3%	39.9%
Total Insurance services technical result	97,102	103,992	48,997	-52.9%	-49.5%

Medical Services gross margin	20,710	23,467	-	-	-

Operating expenses
Salaries and employees benefits	(607,232)	(680,338)	(715,195)	5.1%	17.8%
Administrative, general and tax expenses	(391,462)	(566,463)	(431,167)	-23.9%	10.1%
Depreciation and amortization	(94,789)	(129,616)	(108,393)	-16.4%	14.4%
Other	(34,728)	(148,227)	(41,115)	-72.3%	18.4%
Total operating expenses	(1,128,212)	(1,524,644)	(1,295,870)	-15.0%	14.9%

	911,095	742,875	1,141,036	53.6%	25.2%
Operating income
Translation result	(1,002)	(1,751)	1,566	189.4%	256.3%
Income taxes	(230,815)	(257,220)	(309,431)	20.3%	34.1%

Net income	679,278	483,903	833,171	72.2%	22.7%
Minority interest	17,154	(11,703)	28,436	343.0%	65.8%
Net income attributed to Credicorp	662,125	495,606	804,735	62.4%	21.5%

51

CREDICORP LTD. AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

		Quarter
	1Q14	4Q14	1Q15

Profitability
Net income per common share (S/. per share)(1)	8.30	6.21	10.09
Net interest margin on interest earning assets (2)	5.20%	5.66%	5.75%
Return on average total assets (2)(3)	2.2%	1.5%	2.3%
Return on average shareholders' equity (2)(3)	22.3%	14.5%	22.8%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76

Quality of loan portfolio
PDL ratio	2.59%	2.51%	2.58%
NPL ratio	3.27%	3.33%	3.40%
Coverage of PDLs	161.5%	164.7%	164.5%
Coverage of NPLs	128.0%	124.5%	124.8%
Cost of risk (5)	2.07%	2.19%	2.46%

Operating efficiency
Oper. expenses as a percent. of total income (6)	40.8%	43.3%	40.7%
Oper. expenses as a percent. of av. tot. assets(2)(3)(6)	3.7%	4.1%	3.6%

Average balances (millions of S/.) (3)
Interest earning assets	107,884	121,040	124,593
Total assets	119,278	134,053	138,158
Net shareholder´s equity	11,895	13,697	14,093

(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Net of treasury shares. The total number of shares was of 94.38 million.

(5) Cost of risk is calculated as following: (Net provisions * 4) / Total loans .

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expenses excludes other expenses.

52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 08, 2015

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Bottger
Miriam Bottger
Authorized Representative